    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 2000


                                                      REGISTRATION NO. 333-45696
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                         POST-EFFECTIVE AMENDMENT NO. 1


                                  ON FORM S-3

                                       TO

                                    FORM S-1


                                       ON


                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           AKAMAI TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                 DELAWARE                                     7389                                    04-3432319
     (STATE OR OTHER JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NUMBER)

                             500 TECHNOLOGY SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 250-3000
    (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                              KATHRYN JORDEN MEYER
                       VICE PRESIDENT AND GENERAL COUNSEL
                           AKAMAI TECHNOLOGIES, INC.
                             500 TECHNOLOGY SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 250-3000
                (NAME, ADDRESS INCLUDING ZIP CODE AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                              JOHN H. CHORY, ESQ.
                             SUSAN W. MURLEY, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                           TELEPHONE: (617) 526-6000
                            TELECOPY: (617) 526-5000
                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.


    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]



    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS (Subject To Completion)



Issued                2000


                                 [AKAMAI LOGO]

$300,000,000 Principal Amount of 5 1/2% Convertible Subordinated Notes due 2007
                            ------------------------

                        2,598,077 Shares of Common Stock
                           $0.01 Par Value per Share

                            ------------------------


     The selling securityholders identified in this prospectus are offering all of the convertible notes and shares to be sold in the offering. Akamai Technologies, Inc. will not receive any of the proceeds from the sale of the convertible notes or the shares of common stock.


     The principal terms of the convertible notes include the following:

Interest......................   accrues at the rate of 5 1/2% per annum and
                                 will be payable in cash semiannually on January
                                 1 and July 1 of each year, commencing on January 1, 2001.

Maturity Date.................   July 1, 2007

Conversion Rate...............   unless previously redeemed, the notes will be
                                 convertible at the option of the holder at any time following the date of original issuance and prior to maturity into shares of common stock at a conversion price of $115.47 per share (equivalent to an initial conversion ratio of 8.6603 shares of common stock per $1,000 principal amount of convertible notes), subject to adjustment in certain events.

Subordination.................   ranks junior to all of our existing and future
                                 senior debt. The convertible notes also will effectively rank junior to all of our secured debts and to all of the existing and future debts and other liabilities of our subsidiaries.

                                 As of September 30, 2000, assuming we had completed this offering, the convertible notes would have effectively ranked junior to $1.8 million of indebtedness. The indenture governing the convertible notes will not limit the amount of indebtedness that we or our subsidiaries may incur in the future.

Redemption....................   on or after July 3, 2003, redeemable at any
                                 time at the redemption prices, and subject to certain limitations, described in the section
                                 "Description of Convertible Notes."


     The convertible notes are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market. The convertible notes are issued in $1,000 principal amounts and integral multiples of $1,000. On November 30, 2000, the closing bid price of the convertible notes on the PORTAL Market was $54.250 per $1,000 principal amount of convertible note. Akamai's common stock is traded on the Nasdaq National Market under the symbol "AKAM." On November 30, 2000, the last reported sale price for the common stock on the Nasdaq National Market was $28.750 per share. The securities offered by this prospectus may be offered in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.



     INVESTING IN THE CONVERTIBLE NOTES OR OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                            ------------------------


     Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    The date of this prospectus is   , 2000.

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
PROSPECTUS SUMMARY.....................    3
RISK FACTORS...........................    5
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS...........................   13
USE OF PROCEEDS........................   14
DESCRIPTION OF CONVERTIBLE NOTES.......   15
DESCRIPTION OF CAPITAL STOCK...........   31
SELLING SECURITYHOLDERS................   33
SUMMARY OF CERTAIN UNITED STATES
  FEDERAL INCOME TAX CONSIDERATIONS....   36



                                         PAGE
                                         ----
PLAN OF DISTRIBUTION...................   45
LEGAL MATTERS..........................   46
EXPERTS................................   46
ADDITIONAL INFORMATION.................   47
WHERE YOU CAN FIND MORE INFORMATION....   47
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE............................   47
FINANCIAL STATEMENTS...................  F-1


                            ------------------------


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS PROSPECTUS. THE SELLING SECURITYHOLDERS ARE OFFERING TO SELL CONVERTIBLE NOTES OR SHARES OF COMMON STOCK AND SEEKING OFFERS TO BUY CONVERTIBLE NOTES OR SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THE PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE CONVERTIBLE NOTES OR COMMON STOCK.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information about us, our convertible notes, our common stock and our financial statements and accompanying notes appearing elsewhere in this prospectus.

                           AKAMAI TECHNOLOGIES, INC.

     We provide global delivery services for Internet content, streaming media and applications and global Internet traffic management services. Our services improve the speed, quality, availability, reliability and scalability of Web sites. Our services deliver our customers' Internet content, streaming media and applications through a distributed worldwide server network which locates the content and applications geographically closer to users. Using technology and software that is based on our proprietary mathematical formulas, or algorithms, we monitor Internet traffic patterns and deliver our customers' content and applications by the most efficient route available. Our services are easy to implement and do not require our customers or their Web site visitors to modify their hardware or software. Using our FreeFlow service, our customers have been able to more than double the speed at which they deliver content to their users and, in some instances, have been able to improve speeds by ten times or more. Our streaming services offer customers enhanced video and audio quality, scalability and reliability.

     The ability of a Web site to attract users is in part based on the richness of its content and the usefulness and customization of its applications. Increasingly, Web site owners want to enhance their sites by adding graphics, such as photographs, images and logos, as well as by deploying newer technologies, such as video and audio streaming, animation and software downloads. Web sites are increasingly using application services and features such as profiling, log analysis, transaction processing, customized insertion of advertisements and content transformation to attract users to Web sites. While richer content, application services and features attract more visitors, they also place increasing demands on the Web site to deliver content and applications quickly and reliably. As a result, Web site owners frequently elect to constrain the amount of rich content and applications on their Web sites, thus sacrificing the user experience to maintain acceptable performance levels.

     To use our content delivery services, customers identify and tag portions of their Web site content and applications that require significant amounts of bandwidth, such as advertising banners, icons, graphics, video and audio streaming, interactive presentations and software downloads. These tagged items are delivered over our distributed server network. When users request these types of content and applications, our technology routes the request to the server that is best able to deliver the content most quickly based on the geographic proximity of all available servers on our network and performance and congestion on the Internet.


     We currently sell our services primarily through a direct sales force. Our plan is to continue to pursue heavily trafficked Web sites through our direct sales force and to penetrate other markets through our reseller program and other indirect distribution channels. Currently our sales force is actively targeting both domestic and international companies, focusing on Web sites that have the greatest number of visitors, Fortune 100 companies and other companies with large operations worldwide. In addition, we have recently begun to directly market and sell our services through our telesales force to smaller Web sites and businesses.



     Our technology originated from research that our founders began developing at the Massachusetts Institute of Technology, or MIT, in 1995. In April 1999, we introduced commercially our service for delivery of Internet content. Our customers comprise some of the Web's most popular properties.


     Our principal executive offices are located at 500 Technology Square, Cambridge, Massachusetts 02139, and our telephone number is (617) 250-3000. Our World Wide Web site address is www.akamai.com. The information in our Web site is not incorporated by reference into this prospectus.


     The Akamai logo, EdgeAdvantage(TM), EdgeScape(SM), EdgeSuite(SM), FirstPoint(SM), FreeFlow(SM), FreeFlow Streaming(SM), SteadyStream(TM), StorageFlow (SM) and Traffic Analyzer(SM) are trademarks or service marks of us or our subsidiaries. All other trademarks or trade names in this prospectus are the property of their respective owners.

                    DEFICIENCY OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)

     We have not recorded earnings for the period from inception (August 20, 1998) to December 31, 1998, for the year ended December 31, 1999 or for the nine months ended September 30, 2000 and therefore are unable to cover fixed charges. Earnings (loss) consists of loss before provision for income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and a portion of rental expense that we believe to be representative of interest. The following table discloses our dollar coverage deficiency. The ratio of earnings to fixed charges is not disclosed since it is a negative number in each year and period.

                                                                                 NINE MONTHS
                                                                YEAR ENDED          ENDED
                                                               DECEMBER 31,     SEPTEMBER 30,
                                                              1998    1999           2000
                                                              ----   -------   ----------------
Ratio of earnings to fixed charges..........................    --        --             --
Coverage deficiency to attain a ratio of 1:1................  $890   $54,169       $582,576

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. You should also refer to the other information set forth in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could vary significantly from the results discussed in the forward-looking statements. Some risks that could cause our results to vary are disclosed below.

RISKS RELATED TO OUR BUSINESS

  OUR BUSINESS IS DIFFICULT TO EVALUATE AND OUR BUSINESS STRATEGY MAY NOT SUCCESSFULLY ADDRESS RISKS WE FACE BECAUSE WE HAVE A LIMITED OPERATING HISTORY.

     We were founded in August 1998 and began offering our services commercially in April 1999. We have limited historical financial data upon which to base planned operating expenses and must rely on projections based on anticipated but unpredictable revenue trends. Consequently, our budgets and financial projections may not accurately predict actual results. Any failure by us to achieve projected revenues could have a material adverse effect on our operating results and financial condition particularly since a high percentage of our operating expenses is and will continue to be fixed in the short term. Because of these uncertainties and our limited operating history, it may be difficult for investors to evaluate us and our prospects, and our business strategy may not successfully address all of the risks we face.

  WE ARE PRIMARILY DEPENDENT ON OUR INTERNET CONTENT, APPLICATIONS AND STREAMING MEDIA DELIVERY SERVICES AND OUR FUTURE REVENUE DEPENDS ON CONTINUED DEMAND FOR OUR SERVICES.

     Currently, our future growth depends on the commercial success of our Internet content, applications and streaming media delivery services and other services and products we may develop and/or offer. While we have been selling our services commercially since April 1999, sales may not continue in the future for a variety of reasons. First, the market for our existing services is relatively new, and issues concerning the commercial use of the Internet, including security, reliability, speed, cost, ease of access, quality of service, regulatory initiatives and necessary increases in bandwidth availability, remain unresolved and are likely to affect its development. Furthermore, our new services and products under development may not achieve widespread market acceptance. Failure of our current and planned services to operate as expected could also hinder or prevent their adoption. If a broad-based, sustained market for our services does not emerge and our target customers do not adopt, purchase and successfully deploy our current and planned services, our revenue will not grow significantly and our business, results of operations and financial condition will be seriously harmed.

  ANY FAILURE OF OUR NETWORK INFRASTRUCTURE COULD LEAD TO SIGNIFICANT COSTS AND DISRUPTIONS WHICH COULD REDUCE OUR REVENUE AND HARM OUR BUSINESS, FINANCIAL RESULTS AND REPUTATION.

     Our business is dependent on providing our customers with fast, efficient and reliable Internet content delivery services. To meet these customer requirements, we must protect our network infrastructure against damage from:

     - sabotage and vandalism;

     - human error;

     - physical or electronic intrusion and security breaches;

     - fire, earthquake, flood and other natural disasters;

     - power loss; and

     - similar events.

     We currently provide a content delivery service guarantee that our networks will deliver Internet content 24 hours a day, seven days a week, 365 days a year. If we do not provide this service, the customer does not pay for its services on that day. Any widespread loss or interruption of services would reduce our revenue and could harm our business, financial results and reputation.

  BECAUSE OUR SERVICES ARE COMPLEX AND ARE DEPLOYED IN COMPLEX ENVIRONMENTS, THEY MAY HAVE ERRORS OR DEFECTS THAT COULD SERIOUSLY HARM OUR BUSINESS.

     Our services are highly complex and are designed to be deployed in and across numerous large and complex networks. As of September 30, 2000, our network consisted of over 6,000 servers across more than 335 different networks. We and our customers have from time to time discovered errors and defects in our software. In the future, there may be additional errors and defects in our software that may adversely affect our services. If we are unable to efficiently fix errors or other problems that may be identified, we could experience:

     - loss of or delay in revenues and loss of market share;

     - diversion of development and engineering resources;

     - loss of credibility or damage to business reputation;

     - increased service costs; and

     - legal actions by our customers.

  ANY FAILURE OF OUR TELECOMMUNICATIONS AND NETWORK PROVIDERS TO PROVIDE REQUIRED TRANSMISSION CAPACITY TO US COULD RESULT IN INTERRUPTIONS IN OUR SERVICES.

     Our operations are dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of these network providers to provide the capacity we require may result in a reduction in, or interruption of, service to our customers. This failure may be a result of the telecommunications providers or Internet service providers experiencing interruptions or other failures, failing to comply with or terminating their existing agreements with us, or otherwise denying or interrupting service or not entering into relationships with us at all or on terms commercially acceptable to us. If we do not have access to third-party transmission capacity, we could lose customers. If we are unable to obtain transmission capacity on terms commercially acceptable to us, our business and financial results could suffer. In addition, our telecommunications and network providers typically provide rack space for our servers. Damage or destruction of, or other denial of access to, a facility where our servers are housed could result in a reduction in, or interruption of, service to our customers.

  THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

     We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We have experienced and expect to continue to experience increased competition. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances and substantially greater financial, technical and marketing resources than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Some of our current or potential competitors may bundle their services with other services, software or hardware in a manner that may discourage Web site owners from purchasing any service we offer or Internet service providers from installing our servers.

     As competition in the Internet content, streaming media and applications delivery market continues to intensify, new solutions will come to market. We are aware of other companies that are focusing or may in the future focus significant resources on developing and marketing products and services that will compete with us. These companies include networking hardware and software manufacturers, content distribution providers, traditional hardware manufacturers, telecommunications providers, software database companies, and large diversified software and technology companies. Increased competition could result in:

     - price and revenue reductions and lower profit margins;

     - increased cost of service from telecommunications providers;

     - loss of customers; and

     - loss of market share.

     Any one of these could materially and adversely affect our business, financial condition and results of operations.

  AS PART OF OUR BUSINESS STRATEGY, WE HAVE ENTERED INTO AND MAY ENTER INTO OR SEEK TO ENTER INTO BUSINESS COMBINATIONS AND ACQUISITIONS THAT MAY BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE OR DIVERT MANAGEMENT ATTENTION.

     We acquired Network24 Communications, Inc., which we refer to as Network24, in February 2000, INTERVU Inc., which we refer to as INTERVU, in April 2000 and CallTheShots Inc., which we refer to as CTS, in July 2000. As a part of our business strategy, we may enter into additional business combinations and acquisitions. Acquisitions are typically accompanied by a number of risks, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of our ongoing business and distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses.

     If we are not successful in completing acquisitions that we may pursue in the future, we may be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete proposed acquisitions that will not generate benefits for us. In addition, with future acquisitions, we could use substantial portions of our available cash as all or a portion of the purchase price. We could also issue additional securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution. Our acquisitions of Network24, INTERVU and CTS and any future acquisitions may not ultimately help us achieve our strategic goals and may pose other risks to us.

  A SIGNIFICANT DECLINE IN SALES TO APPLE COMPUTER COULD REDUCE OUR REVENUE AND CAUSE OUR BUSINESS AND FINANCIAL RESULTS TO SUFFER.

     We entered into a strategic alliance with Apple Computer, Inc. effective as of April 1, 1999. Sales of our services to Apple Computer represented approximately 16% of our revenue for the nine months ended September 30, 2000. We expect that sales to Apple Computer as a percentage of total sales will decrease, but that during calendar 2000 sales to Apple Computer will continue to represent a significant portion of our revenue. Apple Computer has the right to terminate the agreement on short notice if we materially breach the agreement. A significant decline in sales to Apple Computer could reduce our revenue and cause our business and financial results to suffer.

  SOME OF OUR CURRENT CUSTOMERS ARE EMERGING INTERNET-BASED BUSINESSES THAT MAY NOT PAY US FOR OUR SERVICES ON A TIMELY BASIS AND THAT MAY NOT SUCCEED OVER THE LONG TERM.

     Some of our revenue recognized in the nine months ended September 30, 2000 was derived from customers that are emerging Internet-based businesses, and a portion of our future revenue will be derived from this customer base. The unproven business models of some of these customers make their continued financial viability uncertain. Given the short operating history and emerging nature of many of these businesses, there is a risk that some of these customers will encounter financial difficulties and fail to pay for our services or delay payment substantially. The failure of our emerging business customers to pay our fees on a timely basis or to continue to purchase our services in accordance with their contractual commitments could adversely affect our revenue collection periods, our revenue and other financial results.

  IF WE ARE UNABLE TO SCALE OUR NETWORK AS DEMAND INCREASES, THE QUALITY OF OUR SERVICES MAY DIMINISH WHICH COULD CAUSE A LOSS OF CUSTOMERS.

     Our network may not be scalable to expected customer levels while maintaining superior performance. We cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. In addition, as customers' usage of bandwidth increases, we will need to make additional investments in our infrastructure to maintain adequate data transmission speeds. We cannot ensure that we will be able to make these investments successfully or at an acceptable or commercially reasonable cost. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our services, reducing our revenue and causing our business and financial results to suffer.

  IF WE DO NOT RESPOND RAPIDLY TO TECHNOLOGICAL CHANGES, THEN WE MAY LOSE CUSTOMERS.

     The market for Internet content delivery services is likely to continue to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements.

We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our services may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.

  IF OUR LICENSE AGREEMENT WITH MIT TERMINATES, THEN OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     We have licensed from MIT technology covered by various patent applications and copyrights relating to Internet content delivery technology. Some of our technology is based in part on the technology covered by these patent applications and copyrights. Although the license is effective for the life of the patent and patent applications, MIT may terminate the license agreement if we cease our business due to insolvency or if we materially breach the terms of the license agreement. A termination of our license agreement with MIT could have a material adverse effect on our business.

  OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM THIRD-PARTY CHALLENGES.

     We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. These legal protections afford only limited protection; competitors may gain access to our intellectual property which may result in the loss of our customers. We have filed suit in federal court in Massachusetts against Digital Island, Inc. for infringing one of our licensed patents and patents issued to INTERVU; however, we may not prevail in these proceedings. In general, monitoring unauthorized use of our services is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

     Although we have licensed and proprietary technology covered by United States patents, we cannot be certain that any such patents will not be challenged, invalidated or circumvented. Moreover, although we have filed international patent applications, none of our technology is patented abroad. We cannot be certain that any pending or future patent applications will be granted, that any future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent that may be issued will provide competitive advantages to us.

 FAILURE TO INCREASE OUR REVENUE WOULD PREVENT US FROM ACHIEVING AND MAINTAINING PROFITABILITY.

     We have never been profitable. We have incurred significant losses since inception and expect to continue to incur losses in the future. As of September 30, 2000, we had an accumulated deficit of $641.3 million. We cannot be certain that our revenue will continue to grow or that we will achieve sufficient revenue to achieve profitability. Our failure to significantly increase our revenue would seriously harm our business and operating results. We have large fixed expenses, and we expect to continue to incur significant and increasing sales and marketing, product development, administrative and other expenses, including fees to obtain access to bandwidth for the transport of data over our network. As a result, we will need to generate significantly higher revenue to achieve and maintain profitability. If our revenue grows more slowly than we anticipate or if our operating expenses increase more than we expect or cannot be reduced in the event of lower revenue, our business will be materially and adversely affected.

  THE RATES WE CHARGE FOR OUR SERVICES MAY DECLINE OVER TIME WHICH WOULD REDUCE OUR REVENUE AND COULD CAUSE OUR BUSINESS AND FINANCIAL RESULTS TO SUFFER.

     We expect that our cost to obtain bandwidth capacity for the transport of data over our network will decline over time as a result of, among other things, the large amount of capital currently being invested to build infrastructure providing additional bandwidth and volume discounts available to us as our network usage increases. We expect the prices we charge for our services may also decline over time as a result of, among other things, existing and new competition in the markets we address. As a result, our historical revenue rates may not be indicative of future revenue based on comparable traffic volumes. If we fail to accurately predict the decline in costs of bandwidth or, in any event, if we are unable to sell our services at acceptable prices relative to our bandwidth costs, or if we fail to offer additional services from which we can derive additional revenue, our revenue will decrease and our business and financial results will suffer.

 OUR BUSINESS WILL SUFFER IF WE FAIL TO MANAGE OUR GROWTH PROPERLY.

     We have expanded our operations rapidly since our inception. We continue to increase the scope of our operations and our headcount has grown substantially. Our total number of employees increased from 385 at December 31, 1999 to 1,229 at September 30, 2000. We plan to continue to hire a significant number of employees in the future. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. Our ability to successfully offer our services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our workforce worldwide. In order to grow and achieve future success, we must also improve our ability to effectively manage multiple relationships with our customers, suppliers and other third parties. Failure to take any of the steps necessary to manage our growth properly would have a material adverse effect on our business, results of operations and financial condition.

  WE DEPEND ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY. IF WE ARE UNABLE TO RETAIN OUR KEY EMPLOYEES AND HIRE QUALIFIED SALES AND TECHNICAL PERSONNEL, OUR ABILITY TO COMPETE COULD BE HARMED.

     Our future success depends upon the continued services of our executive officers and other key technology, sales, marketing and support personnel, who have critical industry experience and relationships that they rely on in implementing our business plan. None of our officers or key employees is bound by an employment agreement for any specific term. We have "key person" life insurance policies covering only the lives of F. Thomson Leighton and Daniel M. Lewin. The loss of the services of any of our key employees could delay the development and introduction of and negatively impact our ability to sell our services.

     We face intense competition for qualified personnel, including research and development personnel and other persons with necessary technical skills, particularly in the Boston, Massachusetts and San Mateo, California areas. Our employees require extensive training in our Internet content delivery services. If we are unable to hire and promptly train service and support personnel, we may not be able to increase sales of our services, which would seriously harm our business.

 WE FACE RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD HARM OUR BUSINESS.

     We have expanded our international operations to Munich, Germany; London, England; and Paris, France. A key aspect of our business strategy is to continue to expand our sales and support organizations internationally. Therefore, we expect to commit significant resources to expand our international sales and marketing activities. We are increasingly subject to a number of risks associated with international business activities which may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

     - market acceptance of our products and services by countries outside the United States;

     - increased expenses associated with marketing services in foreign countries;

     - general economic conditions in international markets;

     - currency exchange rate fluctuations;

     - unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

     - tariffs, export controls and other trade barriers;

     - longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and

     - potentially adverse tax consequences, including restrictions on the repatriation of earnings.

  INSIDERS HAVE SUBSTANTIAL CONTROL OVER US WHICH COULD LIMIT OTHERS' ABILITIES TO INFLUENCE THE OUTCOME OF KEY TRANSACTIONS, INCLUDING CHANGES OF CONTROL.

     As of October 31, 2000, the executive officers, directors and entities affiliated with them, in the aggregate, beneficially owned approximately 46% of our outstanding common stock. These stockholders, if acting together, are able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

  PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN CONTROL EVEN IF THE CHANGE IN CONTROL WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Provisions of our amended and restated certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

  THE UNPREDICTABILITY OF OUR QUARTERLY RESULTS MAY ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

     Our revenue and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect us include the following:

     - demand for Internet content delivery services and streaming services;

     - the timing and size of sales of our services;

     - the timing of recognizing revenue and deferred revenue;

     - new product and service introductions and enhancements by our competitors and us;

     - changes in our pricing policies or the pricing policies of our competitors;

     - our ability to develop, introduce and deliver new products, services and enhancements that meet customer requirements in a timely manner;

     - the length of the sales cycle for our services;

     - increases in the prices of, and availability of, the products, services, components or raw materials we purchase, including bandwidth;

     - our ability to attain and maintain quality levels for our services;

     - expenses related to testing of our services;

     - costs related to acquisitions of technology or businesses; and

     - general economic conditions as well as those specific to the Internet and related industries.

     Due to the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock will probably fall.

  WE COULD INCUR SUBSTANTIAL COSTS DEFENDING OUR INTELLECTUAL PROPERTY FROM INFRINGEMENT OR A CLAIM OF INFRINGEMENT.

     Other companies or individuals, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services. As a result, we may be found to infringe on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Companies in the Internet market are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. Digital Island, Inc. has filed a patent infringement suit against us in California. We intend to aggressively defend this lawsuit and to prosecute vigorously the patent infringement suit that we had previously filed against Digital Island, Inc. We may not prevail in either of these actions. These claims and any other litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following:

     - cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     - obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and

     - redesign products or services.

     If we are forced to take any of these actions, our business may be seriously harmed. Although we carry insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

  INTERNET-RELATED LAWS COULD ADVERSELY AFFECT OUR BUSINESS.

     Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. In particular, the growth and development of the market for online commerce has prompted calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. This could negatively affect the businesses of our customers and reduce their demand for our services. Internet-related laws, however, remain largely unsettled, even in areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could adversely affect our business.

  OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH COULD RESULT IN LITIGATION AGAINST US.

     The market price of our common stock has been extremely volatile and has fluctuated significantly in the past. The following factors could cause the market price of common stock to continue to fluctuate significantly:

     - the addition or departure of our key personnel;

     - variations in our quarterly operating results;

     - announcements by us or our competitors of significant contracts, new or enhanced products or service offerings, acquisitions, distribution partnerships, joint ventures or capital commitments;

     - changes in financial estimates by securities analysts;

     - our sales of common stock or other securities in the future;

     - changes in market valuations of networking, Internet and telecommunications companies;

     - fluctuations in stock market prices and volumes; and

     - changes in general economic conditions, including interest rate levels.

     In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources which could materially adversely affect our business and results of operations.

RISKS RELATED TO THE CONVERTIBLE NOTES AND THE SECURITIES MARKETS

     THE CONVERTIBLE NOTES ARE SUBORDINATED TO SENIOR-RANKING DEBT AND WE WILL NOT BE ABLE TO PAY OUR OBLIGATIONS WITH RESPECT TO THE CONVERTIBLE NOTES UNTIL ALL OF OUR DEBT RANKING SENIOR TO THE CONVERTIBLE NOTES HAS BEEN FULLY REPAID.

     The convertible notes are not secured by our assets and are subordinated in right of payment to all of our current and future debt that ranks senior to the convertible notes, including all of our indebtedness, whenever created or incurred, that is not made subordinate to or on parity with the convertible notes by the debt instrument and the indebtedness and liabilities of our subsidiaries.

     In the event of bankruptcy, liquidation, or reorganization or upon acceleration of the convertible notes and obligations of our subsidiaries due to an event of default and in certain other events, we will not be able to pay our obligations with respect to the convertible notes and obligations of our subsidiaries until all our debt ranking senior to the convertible notes and obligations of our subsidiaries has been fully repaid. It is possible that there may not be sufficient assets remaining to pay amounts due on any or all of the convertible notes and obligations of our subsidiaries then outstanding. At September 30, 2000, the aggregate amount of our outstanding obligations that rank senior to the convertible notes was approximately $1.8 million. The convertible notes and obligations of our subsidiaries do not limit the amount of additional indebtedness, including debt ranking senior, that we can create, incur, assume or guarantee. We anticipate that we will incur additional indebtedness, including debt ranking senior to the convertible notes and obligations of our subsidiaries, which could adversely affect our ability to pay our obligations on the convertible notes. See "Description of Convertible Notes."

     In addition, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any of our subsidiaries, creditors of our subsidiaries generally will have the right to be paid in full before any distribution is made to us or the holders of the convertible notes. Accordingly, holders of the convertible notes are effectively subordinated to the claims of our subsidiaries' creditors to the extent of the assets of the indebted subsidiary. This subordination could adversely affect our ability to pay our obligations to the convertible notes. See "Description of Convertible Notes."

     THERE IS A LIMITED MARKET FOR THE CONVERTIBLE NOTES AND THE CONVERTIBLE NOTES WILL BE SUBJECT TO SIGNIFICANT RESTRICTIONS ON RESALE.

     There is a limited market for the convertible notes, and we can make no assurance as to liquidity of any markets that may develop for the convertible notes, the ability of the holders to sell their convertible notes or the price at which holders of the convertible notes may be able to sell their convertible notes. Future trading prices of the convertible notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and Thomas Weisel Partners LLC, the initial purchasers of the convertible notes, have informed us that they intend to make a market in the convertible notes offered in this prospectus. However, the initial purchasers are not obligated to do so, and any such market making activity may be terminated at any time without notice to the holders of the convertible notes. The convertible notes are traded through direct sales to qualified buyers or, with respect to those held by qualified institutional buyers, in the Private Offerings, Resale and Trading through Automatic Linkages, or PORTAL, market. We do not intend to apply for listing of the convertible notes on any securities exchange.

 WE MAY BE UNABLE TO REDEEM THE CONVERTIBLE NOTES UPON A FUNDAMENTAL CHANGE.

     Upon a Fundamental Change (as defined in the indenture governing the convertible notes), the holders of the convertible notes may require us to redeem all or a portion of the convertible notes. If a Fundamental Change were to occur, we may not have enough funds to pay the redemption price for all tendered convertible notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions that expressly prohibit the repurchase of the convertible notes upon a Fundamental Change or may provide that a Fundamental Change constitutes an event of default under that agreement. If a Fundamental Change occurs at a time when we are prohibited from purchasing or redeeming convertible notes, we could seek the consent of our lenders to redeem the convertible notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the convertible notes. Our failure to redeem tendered convertible notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a Fundamental Change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict our ability to make payments to the holders of convertible notes. The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the convertible notes upon a Fundamental Change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of Convertible Notes."

 WE MAY NOT BE ABLE TO REFINANCE THE CONVERTIBLE NOTES IF REQUIRED OR IF WE SO DESIRE.

     We may need or desire to refinance all or a portion of our indebtedness on or before maturity. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

  OUR STOCK PRICE HAS BEEN VOLATILE.

     The market price of our common stock has been volatile. For example, during the third quarter of 2000, the market price for our common stock ranged from $45.50 to $132.9375. Fluctuations in the trading price of our common stock will affect the trading price of the notes. Trading prices may continue to fluctuate in response to a number of events and factors, including the following:

     - quarterly variations in operating results and announcements of innovations;

     - new products, services and strategic developments by us or our competitors;

     - business combinations and investments by us or our competitors;

     - variations in our revenue, expenses or profitability;

     - changes in financial estimates and recommendations by securities analysts;

     - failure to meet the expectations of public market analysts;

     - performance by other content delivery companies; and

     - news reports relating to trends in the content delivery, Internet or other product or service industries.

     Any of these events may cause the price of our shares to fall. In addition, the stock market in general and the market prices for technology companies in particular have experienced significant volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our shares, regardless of our operating performance.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should carefully read statements that contain these words because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock or convertible notes, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

     All of the convertible notes and the shares of our common stock issuable upon conversion of the convertible notes are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the convertible notes or the shares of our common stock issuable upon conversion of the convertible notes.

                        DESCRIPTION OF CONVERTIBLE NOTES

GENERAL


     The convertible notes were issued under an indenture, dated as of June 20, 2000, between us and State Street Bank and Trust Company, as trustee. The following description is a summary of the material provisions of the indenture. It does not restate this agreement in its entirety. We urge you to read the indenture and registration rights agreement because they, and not this description, define your rights as holders of the convertible notes. See "Additional Information" and "Where You Can Find More Information".


     You can find the definitions of certain terms used in this description under the subheading "Definitions." In this section of this prospectus entitled "Description of Convertible Notes," when we refer to Akamai or Akamai Technologies, Inc., or "we," "our," or "us," we are referring only to Akamai Technologies, Inc. and not any of its subsidiaries.

     The convertible notes are unsecured obligations, subordinated in right of payment to all our existing and future Senior Debt as described under "--Subordination of Convertible Notes" and convertible into our common stock as described under "--Conversion." The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Debt or issuance or repurchase of our securities. The indenture contains no covenants or other provisions to afford protection to holders of the convertible notes in the event of a highly leveraged transaction by us except to the extent described under "--Repurchase at the Option of Holders." The convertible notes are not guaranteed by any of our subsidiaries.

PRINCIPAL, MATURITY AND INTEREST

     We issued convertible notes with a maximum aggregate principal amount of $300,000,000 (including $50,000,000 from the exercise of the over allotment option). The convertible notes mature on July 1, 2007. Interest on the convertible notes accrues at a rate of 5 1/2% per annum from the date of original issuance, payable semiannually on January 1 and July 1, commencing on January 1, 2001. We will make each interest payment to the holders of record of the convertible notes on the immediately preceding December 15 and June 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The convertible notes are payable both as to principal and interest on presentation of the convertible notes if in certificated form at the offices or agencies we maintain for such purpose within the City and State of New York or, at our option, payment of interest may be made by check mailed to the holders of the convertible notes at their respective addresses set forth in the register of holders of convertible notes or, if a holder who holds an aggregate principal amount of at least $5.0 million of convertible notes requests, by wire transfer of immediately available funds to an account previously specified in writing by such holder to us and the trustee. Until otherwise designated by us, our office or agency in New York will be the offices of the trustee maintained for such purpose. The convertible notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples of $1,000.

CONVERSION

     The holder of any convertible note has the right, exercisable at any time following the date of original issuance of the convertible note and prior to its maturity, to convert the principal amount of the convertible note (or any portion of it that is an integral multiple of $1,000) into shares of our common stock at the conversion price set forth on the cover page of this prospectus, subject to adjustment as described below, which we refer to as the "conversion price." The foregoing notwithstanding, if a convertible note is called for redemption, the conversion right will terminate at the close of business on the business day immediately preceding the date fixed for redemption.

     If any convertible notes are converted during the period after any record date but before the next interest payment date, interest on such convertible notes will be paid on the next interest payment date, notwithstanding such conversion, to the holder of record on the record date of those convertible notes. Any convertible notes that are, however, delivered to us for conversion after any record date but before the next interest payment date must, except as described in the next sentence, be accompanied by a payment equal to the interest payable on such interest payment date on the principal amount of convertible notes being converted. We will not require the payment to us described in the preceding sentence if, during that period between a record date and the next interest payment date, convertible notes are delivered for conversion on or after the date that we have issued a redemption notice and prior to the date of redemption. If any convertible notes are converted after an interest payment date but on or before the next record date, no interest will be paid on those convertible notes. No fractional shares will be issued upon conversion, but a cash adjustment will be made for any fractional shares.

     The conversion price is subject to adjustment upon the occurrence of certain events, including:

          (1) the issuance of shares of common stock as a dividend or distribution on the common stock;

          (2) the subdivision or combination of the outstanding common stock;

          (3) the issuance to substantially all holders of common stock of rights or warrants to subscribe for or purchase common stock (or securities convertible into common stock) at a price per share less than the then current market price per share, as defined;

          (4) the distribution of shares of our capital stock (other than common stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (5) below) to all holders of common stock;

          (5) the distribution, by dividend or otherwise, of cash to all holders of common stock in an aggregate amount that, together with the aggregate of
     (i) any other distributions of cash within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution that did not trigger a conversion price adjustment to all holders of our common stock and (ii) all Excess Payments in respect of each tender offer or other negotiated transaction by us or any of our subsidiaries for common stock concluded within the preceding 12 months not triggering a conversion price adjustment, exceeds 15% of the product of (a) the current market price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times
     (b) the number of shares of common stock outstanding on such date;

          (6) the payment of an Excess Payment in respect of a tender offer or other negotiated transaction by us or any of our subsidiaries for common stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a conversion price adjustment and all Excess Payments in respect of each tender offer or other negotiated transaction by us or any of our subsidiaries for common stock concluded within the preceding 12 months not triggering a conversion price adjustment, exceeds 15% of the product of the current market price per share on the expiration of the tender offer or the consummation of the other negotiated transaction, as the case may be, times the number of shares of common stock outstanding on that date; and

          (7) the distribution to substantially all holders of common stock of rights or warrants to subscribe for securities (other than those referred to in clause (3) above). In the event of a distribution to substantially all holders of common stock or rights to subscribe for additional shares of our capital stock (other than those referred to in clause (3) above), we may, instead of making any adjustment in the conversion price, make proper provision so that each holder of a convertible note who converts the convertible note after the record date for the distribution and prior to the expiration or redemption of the rights will be entitled to receive upon that conversion, in addition to shares of common stock, an appropriate number of rights.

No adjustment of the conversion price will be made until cumulative adjustments amount to one percent or more of the conversion price as last adjusted.

     If we reclassify or change our outstanding common stock, or consolidate with or merge into or transfer or lease all or substantially all of our assets to any person, or we are a party to a merger that reclassifies or changes our outstanding common stock, the convertible notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the convertible notes would have owned immediately after the transaction if the holders had converted the convertible notes immediately before the effective date of the transaction.

     The indenture also provides that if rights, warrants or options expire unexercised, the conversion price shall be readjusted to take into account the actual number of warrants, rights or options which were exercised.

     In the indenture, the "current market price" per share of common stock on any date is deemed to be the average of the daily market prices for the shorter of (1) 10 consecutive business days ending on the last full trading day on the exchange or market referred to in determining the daily market prices prior to the time of determination (as defined in the indenture) or (2) the period commencing on the date next succeeding the first public announcement of the issuance of rights or warrants or distribution through the last full trading day prior to the time of determination.

     We will be permitted to make such reductions in the conversion price as we, in our discretion, determine to be advisable in order that any stock dividend, subdivision of shares, distribution or rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by us to our stockholders will not be taxable to the recipients.

SUBORDINATION OF CONVERTIBLE NOTES

     The convertible notes are subordinate in right of payment to all of our existing and future Senior Debt. The indenture does not restrict the amount of Senior Debt or other Indebtedness that we or any of our subsidiaries can incur. As of September 30, 2000, we had indebtedness of approximately $1.8 million, which constituted Senior Debt, and our subsidiaries had outstanding liabilities and other obligations of approximately $763,000, which would have been structurally senior to the convertible notes.

     The payment of the principal of, interest on or any other amounts due on the convertible notes is subordinated in right of payment to the prior payment in full of all of our existing and future Senior Debt. No payment on account of principal of, redemption of, interest on or any other amounts due on the convertible notes, including any payments made to holders of convertible notes pursuant to any Fundamental Change, as further described below under the heading "Repurchase at the Option of Holders," and no redemption, purchase or other acquisition of the convertible notes may be made unless (1) full payment of amounts then due on all Senior Debt has been made or duly provided for pursuant to the terms of the instrument governing that Senior Debt, and (2) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there does not exist under any Senior Debt or any agreement under which any Senior Debt has been issued, any default that has resulted in the full amount of the Senior Debt being declared due and payable. In addition, the indenture provides that if any of the holders of any issue of Designated Senior Debt notify us and the trustee that a default has occurred giving the holders of the Designated Senior Debt the right to accelerate its maturity, no payment on account of principal, redemption, interest, special interest, if any, or any other amounts due on the convertible notes and no purchase, redemption or other acquisition of the convertible notes will be made for the period commencing on the date this notice, which we refer to as the payment blockage notice, is received and ending on the earlier of: (A) the date on which the default was cured or waived, or (B) 180 days from the date notice is received. We refer to this period as the payment blockage period. Notwithstanding the foregoing, only one payment blockage notice with respect to the same event of default or any other events of default existing or continuing at the time of notice on the same issue of Senior Debt may be given during any period of 360 consecutive days unless the event of default or other events of default have been cured or waived for a period of not less than 90 consecutive days. No new payment blockage period may be commenced by the holders of Designated Senior Debt during any period of 360 consecutive days unless all events of default which were the subject of the preceding payment blockage notice have been cured or waived.

     Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of us or acceleration of the principal amount due on the convertible notes because of any Event of Default, which is further described on pages 53 and 54 below, all Senior Debt must be paid in full before the holders of the convertible notes are entitled to any payments whatsoever.

     As a result of these subordination provisions, in the event of our insolvency, holders of the convertible notes may recover ratably less than our general creditors.

     If the payment of the convertible notes is accelerated because of an Event of Default, we or the trustee shall promptly notify the holders of Senior Debt or the trustee(s) for the Senior Debt of the acceleration. We may not pay the convertible notes until five days after the holders or trustee(s) of Senior Debt receive notice of the acceleration, after which we may pay the convertible notes only if the subordination provisions of the indenture otherwise permit payment at that time.

     If the trustee or any holder of convertible notes receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the convertible notes before all Senior Debt is paid in full, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt, and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.

     The convertible notes are our exclusive obligations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the convertible notes to participate in those assets) is effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

     The indenture does not limit the amount of additional indebtedness, including Senior Debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities which any subsidiary can create, incur, assume or guarantee.

OPTIONAL REDEMPTION

     The convertible notes are not entitled to any sinking fund. At any time on or after July 3, 2003, we may redeem any portion of the convertible notes, in whole or in part, on at least 30 days' but no more than 60 days' notice at the following prices (expressed as a percentage of the principal amount), together with accrued and unpaid interest, to, but excluding, the redemption date:

    If redeemed during the period beginning July 3, 2003 and ending on June 30, 2004 at a redemption price of 103.143%, and if redeemed beginning on July 1 on the dates set forth below for the periods indicated,

                                                    REDEMPTION
PERIOD                                                PRICE
July 1, 2004 - June 30, 2005......................   102.357%
July 1, 2005 - June 30, 2006......................   101.571%
July 1, 2006 - June 30, 2007......................   100.786%
July 1, 2007......................................   100.000%

     If we redeem less than all of the outstanding convertible notes, the trustee will select the convertible notes to be redeemed in multiples of $1,000 by lot, pro rata or any other method the trustee considers fair and appropriate. If a portion of your convertible notes is selected for partial redemption and you convert a portion of the convertible notes, the portion selected for redemption will be converted. We may not give notice of any redemption if we have defaulted in payment of interest and the default is continuing.

MANDATORY REDEMPTION AND REPURCHASE

     We are not required to make mandatory redemption or sinking fund payments with respect to the convertible notes. We are required to make an offer with respect to a repurchase of the convertible notes under the circumstances described under the caption "Repurchase at the Option of Holders." We refer to this offer as the Fundamental Change Offer. Further information with respect to a Fundamental Change Offer is set forth in the indenture.

REPURCHASE AT THE OPTION OF HOLDERS

     If a Fundamental Change, which is further described below, occurs, each holder of convertible notes will have the right to require us to repurchase all or any part of the holder's convertible notes equal to $1,000 or an integral multiple of $1,000, pursuant to the Fundamental Change Offer at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, as of the date of purchase. We refer to this payment as the Fundamental Change Payment.

     A Fundamental Change is any transaction or event in connection with which all or substantially all of our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, which is not all or substantially all common stock listed on, or that will be listed immediately after the transaction or event on:

     - a United States national securities exchange, or

     - approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     Within 25 days following any Fundamental Change, we will mail a notice to each holder, stating:

          (1) that the Fundamental Change Offer is being made under the covenant entitled "Fundamental Change" and that all convertible notes tendered will be accepted for payment;

          (2) that the purchase price and the purchase date will be no earlier than 30 days nor later than 45 days from the date the notice is mailed. This date is referred to as the Fundamental Change Payment Date;

          (3) that interest will continue to accrue on any convertible notes not tendered, as provided in the convertible notes;

          (4) that, unless we default in the payment of the Fundamental Change Payment, with respect to all convertible notes accepted for payment under the Fundamental Change Offer, interest will cease to accrue after the Fundamental Change Payment Date;

          (5) that holders electing to have any convertible notes purchased under a Fundamental Change Offer will be required to surrender the convertible notes, with the form entitled Option of Holder to Elect Purchase on the reverse of the convertible notes completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day preceding the Fundamental Change Payment Date;

          (6) that holders will be entitled to withdraw their election if the payment agent receives, not later than the close of business on the second business day preceding the Fundamental Change Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of convertible notes delivered for purchase, and a statement that the holder is withdrawing his election to have the convertible notes purchased; and

          (7) that holders whose convertible notes are being purchased only in part will be issued new convertible notes equal in principal amount to the unpurchased portion of the convertible notes surrendered, which unpurchased portion must be equal to $1,000 or an integral multiple thereof in principal amount.

     We will comply with the requirements of Rules 13e-4 and 14e-1 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the convertible notes in connection with a Fundamental Change.

     On the Fundamental Change Payment Date, we will, to the extent lawful:

          (1) accept for payment convertible notes or portions of convertible notes tendered under the Fundamental Change Offer;

          (2) deposit with the paying agent an amount equal to the Fundamental Change Payment in respect of all convertible notes or portions of convertible notes tendered; and

          (3) deliver or cause to be delivered to the trustee the convertible notes accepted together with an Officers' Certificate stating the convertible notes or portions of convertible notes tendered to us.

     The paying agent will promptly mail or deliver to each holder of convertible notes accepted payment in an amount equal to the purchase price for the convertible notes. The trustee will promptly authenticate and mail to each holder a new convertible note equal in principal amount to any unpurchased portion of the convertible notes surrendered, if any; provided that each new convertible note will be in a principal amount of $1,000 or an integral multiple of $1,000. We will publicly announce the results of the Fundamental Change Offer on or as soon as practicable after the Fundamental Change Payment Date.

     Except as described above with respect to a Fundamental Change, the indenture does not contain any other provision that permits the holders of the convertible notes to require that we repurchase or redeem the convertible notes in the event of a takeover, recapitalization or similar restructuring. The Fundamental Change Offer requirement of the convertible notes may, in certain circumstances, make more difficult or discourage a takeover of us, and, thus, the removal of incumbent management. Management has not entered into any agreement or plan involving a Fundamental Change, although it is possible that we would decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into various transactions including acquisitions, refinancings or other recapitalizations, that would not constitute a Fundamental Change under the indenture, but that could increase the amount of indebtedness outstanding at the time or otherwise affect our capital structure or credit ratings.

     Our ability to pay cash to the holders of convertible notes under a Fundamental Change Offer may be limited by our then existing financial resources and by the subordination provisions of the convertible notes. See "Risk Factors." Any future credit facilities or other agreements relating to our or our subsidiaries' indebtedness may contain prohibitions or restrictions on our ability to effect a Fundamental Change Payment. In the event a Fundamental Change occurs at a time when such prohibitions or restrictions are in effect, we could seek the consent of our lenders to the purchase of convertible notes and other Indebtedness containing change of control provisions or could attempt to refinance the borrowings that contain those prohibitions or restrictions. If we do not obtain such consents or repay such borrowings, we will be effectively prohibited from purchasing the convertible notes. In that case, our failure to purchase tendered convertible notes would constitute an Event of Default with respect to the notes, whether or not such purchase is permitted by the subordination provisions. Moreover, the events that constitute a Fundamental Change under the indenture may constitute events of default under our future debt instruments or credit agreements of us or our subsidiaries. Those events of default may permit the lenders under the debt instruments or credit agreements to accelerate that debt and, if that debt is not paid or repurchased, to enforce their security interests in what may be all or substantially all of our assets or the assets of our subsidiaries. Therefore, our ability to raise cash to repay or repurchase the convertible notes may be limited.

SELECTION AND NOTICE

     If less than all of the convertible notes are to be redeemed at any time, selection of convertible notes for redemption will be made by the trustee in compliance with the requirements of any securities exchange on which the convertible notes are listed. In the absence of any requirements of any securities exchange or if the convertible notes are not listed, selection of the convertible note to be redeemed will be made on a pro rata basis, provided that no convertible notes of $1,000 or less will be redeemed in part. Notice of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of convertible notes to be redeemed at its registered address. If any convertible note is to be redeemed in part only, the notice of redemption that relates to that convertible note will state the portion of the principal amount to be redeemed. A new convertible note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original convertible note. On and after the redemption date, interest ceases to accrue on convertible notes or portions of them called for redemption.

COVENANTS

  LIMITATION ON MERGER, SALE OR CONSOLIDATION

     The indenture provides that we may not, directly or indirectly, consolidate with or merge with or into, or sell, lease or otherwise dispose of all or substantially all of our assets, on a consolidated basis, whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, other than to our wholly-owned subsidiaries, unless:

          (1) either:

             (a) in the case of a merger or consolidation, we are the surviving entity; or

             (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of our obligations in connection with the convertible notes and the indenture; and

          (2) no Default or Event of Default shall exist immediately before or after giving effect on a pro forma basis to such transaction.

     Upon any permitted consolidation or merger or any permitted sale, lease or other disposition of all or substantially all of our assets in accordance with the foregoing, the successor corporation formed by such consolidation or into which we are merged or to which such sale, lease or other disposition is made, shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor corporation had been named therein in the same manner as we are named, and, when a successor corporation duly assumes all of our obligations under the convertible notes and the indenture, we will be released from our obligations under the indenture and the convertible notes, except as to any obligations that arise from or as a result of such transaction.

     For purposes of the foregoing, the transfer, by lease, assignment, sale or otherwise, of all or substantially all of the properties and assets of one or more subsidiaries, which properties and assets, if held by us instead of such subsidiary, would constitute all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets. This "Limitation on Merger, Sale or Consolidation" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among us and any of our wholly-owned subsidiaries.

  LIMITATION ON STATUS AS INVESTMENT COMPANY

     The indenture provides that we will not, and will not permit any subsidiary to, conduct our or its business in a fashion that would cause us to be required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended).

  REPORTS

     Whether or not required by the rules and regulations of the SEC, so long as any convertible notes are outstanding, we will file with the SEC and furnish to the holders of convertible notes all quarterly and annual financial information required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Results of Operations and Financial Condition" and, with respect to the annual information only, a report by our certified independent accountants, in each case, as required by the rules and regulations of the SEC as in effect on the Issuance Date.

EVENTS OF DEFAULT

     The indenture provides that each of the following constitutes an Event of
Default:

          (1) a default for 30 days in the payment when due of interest on the convertible notes;

          (2) a default in the payment of principal of any convertible note when due at its stated maturity, upon optional redemption, in connection with a Fundamental Change Offer or otherwise;

          (3) the failure by us to comply for 30 days after notice with any of our obligations under the covenants described under "Repurchase at the Option of Holders" and "Limitation on Merger, Sale or Consolidation" (in each case, other than a failure to purchase convertible notes in connection with a Fundamental Change Offer);

          (4) the failure by us for 60 days after notice to comply with any other covenants and agreements contained in the indenture or the convertible notes;

          (5) the failure by us or any Significant Subsidiary to make any payment at final stated maturity, including any applicable grace period, in respect of our Indebtedness (other than non-recourse obligations) in an amount in excess of $15 million, and continuance of such failure for 30 days after written notice is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of convertible notes outstanding;

          (6) a default by us or any Significant Subsidiary with respect to any of our Indebtedness (other than non-recourse obligations), which default results in the acceleration of Indebtedness in an amount in excess of $15 million;

          (7) failure by us or any subsidiary of us that is a Significant Subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a Significant Subsidiary to pay final judgments for the payment of money (other than any judgment as to which a reputable insurance company has accepted liability subject to customary terms) aggregating in excess of $5.0 million, which judgments are not paid, wired, discharged or stayed within 60 days after their entry; and

          (8) certain events of bankruptcy or insolvency with respect to us or any of our subsidiaries that is a Significant Subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a Significant Subsidiary.

     If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding convertible notes may declare all the convertible notes to be due and payable immediately, subject to the provision limiting payment described in "Subordination of Convertible Notes." Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization, with respect to us or any Significant Subsidiary, all outstanding convertible notes will become due and payable without further action or notice. Holders of the convertible notes may not enforce the indenture or the convertible notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding convertible notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the convertible notes notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if it determines that withholding notice is in their interest.

     In the event of a declaration of acceleration of the convertible notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) above, the declaration of acceleration of the convertible notes will be automatically annulled if:

          (1) the holders of any Indebtedness described in such clause (5) have rescinded the declaration of acceleration in respect of that Indebtedness within 30 days after the date of the declaration;

          (2) the annulment of the acceleration of the convertible notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

          (3) all existing Events of Default, except for nonpayment of principal of or interest on the convertible notes, have been cured or waived.

     The holders of a majority in aggregate principal amount of the then outstanding convertible notes by notice to the trustee may on behalf of all of the holders waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on or the principal of the convertible notes.

     We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

     None of our directors, officers, employees, incorporators or shareholders, as such, has any liability for any of our obligations under the convertible notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the convertible notes by accepting a convertible note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the convertible notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that a waiver of such liabilities is against public policy.

UNCLAIMED MONEY; PRESCRIPTION

     If money deposited with the trustee or paying agent for the payment of principal or interest remains unclaimed for two years, the trustee and the paying agent shall pay the money back to us at our written request. After that, holders of convertible notes entitled to the money must look to us for payment unless an abandoned property law designates another person and all liability of the trustee and the paying agent will cease. Other than as set forth in this paragraph, the indenture does not provide for any prescription period for the payment of interest and principal on the convertible notes.

BOOK-ENTRY, DELIVERY AND FORM

     The convertible notes were initially offered and sold to qualified institutional buyers in reliance on Rule 144A. We refer to these convertible notes as Rule 144A Notes. Convertible notes were also offered and sold to a limited number of accredited investors in transactions exempt from registration under the Securities Act. We refer to these convertible notes as Accredited Investor Notes. Except as set forth below, we issued the convertible notes in registered, global form, without coupons, in minimum denominations of $1,000, subject to a minimum initial purchase amount of $100,000 in the case of Accredited Investor Notes, and integral multiples of $1,000 in excess thereof.

     Rule 144A Notes initially are represented by one or more convertible notes in registered form without interest coupons. We refer to these convertible notes as the Global Notes. The Global Notes were deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Except as set forth below, the Global Notes may be transferred, in whole or in part, only to another DTC nominee or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for convertible notes in certificated form except in the limited circumstances described below. See "Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of convertible notes in certificated form.

     Accredited Investor Notes are issued only in registered, certificated (i.e., non-global) form without interest coupons. Accredited Investor Notes may not be exchanged for beneficial interests in any Global Note except in limited circumstances described below. See "Exchange of Accredited Investor Notes for Global Notes."

     Rule 144A Notes (including beneficial interests in the Global Notes) and Accredited Investor Notes are subject to certain restrictions on transfer and bear a restrictive legend. In addition, transfers of beneficial interests in Global Notes are subject to the applicable rules and procedures of DTC and its direct and indirect participants, which may change from time to time.

DEPOSITORY PROCEDURES

     The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

     DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the Participants) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the Indirect Participants). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised us that, pursuant to procedures established by it:

          (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchaser with portions of the principal amount of Global Notes; and

          (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to other owners of beneficial interest in the Global Notes).

     Investors in the Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Note are subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE CONVERTIBLE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF CONVERTIBLE NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR "HOLDERS" THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Payments in respect of the principal, premium, and special interest, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the convertible notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, nor any agent of ours or the trustee has or will have any responsibility or liability for:

          (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

          (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the convertible notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of convertible notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the convertible notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Subject to the transfer restrictions set forth in the offering memorandum under "Notice to Investors," transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of convertible notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the convertible notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the convertible notes, DTC reserves the right to exchange the Global Notes for legended convertible notes in certificated form, and to distribute such convertible notes to its Participants.

EXCHANGE OF GLOBAL NOTES FOR CERTIFICATED NOTES

     A Global Note is exchangeable for definitive convertible notes, which we refer to as Certificated Notes, in registered certificated form under the following circumstances:

          (1) if DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

          (2) if we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

          (3) upon the request of a holder if there shall have occurred and be continuing an Event of Default with respect to the convertible notes.

     In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the restrictive legend referred to in the offering memorandum under "Notice to Investors" unless that legend is not required by applicable law.

EXCHANGE OF ACCREDITED INVESTOR NOTES FOR GLOBAL NOTES

     Accredited Investor Notes, which have been issued in certificated form, may not be exchanged for beneficial interests in a global note unless such exchange occurs in connection with a transfer of such Accredited Investor Notes and the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such convertible notes.

SAME DAY SETTLEMENT AND PAYMENT

     We will make payments in respect of the convertible notes represented by the Global Notes (including principal, premium, if any, and interest and special interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest, premium and special interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified or permitted to be specified, by mailing a check to each such Holder's registered address. The convertible notes represented by the Global Notes are traded in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such convertible notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange interests in the convertible notes in accordance with procedures described in "Book-Entry, Delivery and Form." The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any convertible note selected for redemption. Also, we are not required to transfer or exchange any convertible note for a period of 15 days before a selection of convertible notes to be redeemed.

     The registered holder of a convertible note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraph, the indenture or the convertible notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the outstanding convertible notes, as applicable, including consents obtained in connection with a tender offer or exchange offer for the convertible notes, and any existing default or compliance with any provision of the indenture or the convertible notes may be waived with the consent of the holders of a majority in aggregate principal amount of then outstanding convertible notes, including consents obtained in connection with a tender offer or exchange offer for the convertible notes.

     Without the consent of each holder affected, an amendment or waiver may not:

          (1) reduce the amount of convertible notes whose holders must consent to an amendment, supplement or waiver;

          (2) reduce the principal of or change the fixed maturity of any convertible note or alter the provisions with respect to the optional redemption of the convertible notes in a manner adverse to the holders;

          (3) reduce the rate of or change the time for payment or accrual of interest on any convertible note;

          (4) waive a default in the payment of principal of or interest on any convertible notes, except a rescission of acceleration of the convertible notes by the holders of at least a majority in aggregate principal amount of the convertible notes and a waiver of the payment default that resulted from such acceleration;

          (5) make any convertible note payable in money other than that stated in the convertible notes;

          (6) make any change in the provisions of the indenture relating to waivers of past Events of Default or the rights of holders of convertible notes to receive payments of principal of or interest on the convertible notes;

          (7) waive a redemption payment with respect to any convertible note;

          (8) impair the right to convert the convertible notes into common stock;

          (9) modify the conversion or subordination provision of the indenture in a manner adverse to the holders of the convertible notes; or

        (10) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any holder of convertible notes, we and the trustee may amend or supplement the indenture or the convertible notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated convertible notes in addition to or in place of certificated convertible notes, to provide for the assumption of our obligations to holders of the convertible notes in the case of a merger or consolidation or certain transfers or leases, to make any change that would provide any additional rights or benefits to the holders of the convertible notes or that does not adversely affect the legal rights under the indenture of any such holder, or to comply with requirements of the SEC in order to maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

GOVERNING LAW AND JUDGMENTS

     The convertible notes and the indenture will be governed exclusively by and construed in accordance with the laws of the State of New York without giving effect to applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

     We will submit to the jurisdiction of the United States federal and New York state courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the convertible notes and the indenture. We have appointed CT Corporation System as our authorized agent upon which process may be served in any such action.

CONCERNING THE TRUSTEE

     The indenture contains limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

     The holders of the majority in aggregate principal amount of the then outstanding convertible notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee under the indenture, subject to certain exceptions. The indenture provides that if an Event of Default occurs, which is not cured or waived, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of convertible notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

DEFINITIONS

     Set forth below are selected defined terms used in the indenture. Please refer to the indenture for a full definition of all terms, as well as certain other terms used in this description of the convertible notes for which no definition is provided.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock, including, without limitation, partnership interests.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means Senior Debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such Senior Debt shall be "Designated Senior Debt" for the purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Debt to exercise the rights of Designated Senior Debt).

     "Excess Payment" means the excess of (A) the aggregate of the cash and value of other consideration paid by us or any of our subsidiaries with respect to our shares acquired in a tender offer or other negotiated transaction over
(B) the market value of such acquired shares (by reference to the per share value of the shares remaining outstanding) after giving effect to the completion of a tender offer or other negotiated transaction.

     "Exchange Rate Contract" means, with respect to any Person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, the principal purpose of which is to provide protection against fluctuations in currency exchange rates. An Exchange Rate Contract may also include an Interest Rate Agreement.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are in effect on the Issuance Date and are applied on a consistent basis.

     "Guarantee" means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or reimbursement agreements in respect thereof, or representing the balance deferred and unpaid of the purchase price of any property (which purchase price is due more than six months after the placing into service or delivery of such property) including pursuant to capital leases and sale-and-leaseback transactions, or representing any hedging obligations under an Exchange Rate Contract or an Interest Rate Agreement, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than obligations under an Exchange Rate Contract or an Interest Rate Agreement, would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the Guarantee of items which would be included within this definition if incurred directly by such Person. The amount of any Indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any Indebtedness issued with original issue discount. Indebtedness shall not include liabilities for taxes of any kind.

     "Interest Rate Agreement" means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement the principal purpose of which is to protect the party indicated therein against fluctuations in interest rates.

     "Issuance Date" means the date on which the convertible notes are first authenticated and issued.

     "Person" means person within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing.

     "Senior Debt" means the principal of, interest on and other amounts due on

          (1) our Indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us, for money borrowed from banks or other financial institutions;

          (2) our Indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us; and

          (3) our Indebtedness under interest rate swaps, caps or similar hedging agreements and foreign exchange contracts, currency swaps or similar agreements;

unless, in the instrument creating or evidencing or under which Indebtedness under (1) or (2) is outstanding, it is expressly provided that such Indebtedness is not senior in right of payment to the convertible notes.

     Senior Debt includes, with respect to the obligations described in clauses
(1) and (2) above, interest accruing, pursuant to the terms of such Senior Debt, on or after the filing of any petition in bankruptcy or for reorganization relating to us, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include: (a) Indebtedness of or amounts owed by us for compensation to employees, or for goods or materials purchased in the ordinary course of business, or for services; and (b) our Indebtedness to any of our subsidiaries.

     "Significant Subsidiary" means any of our subsidiaries that is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act, as such registration is in effect on the date of the indenture.

REGISTRATION RIGHTS

     The following summary of certain provisions of the registration rights agreement and the convertible notes is not complete. You should refer to the registration rights agreement and the convertible notes for a full description of the registration rights that apply to the convertible notes.

     Pursuant to a registration rights agreement, we agreed for the benefit of the holders of the convertible notes, that (i) we will, at our cost, within 90 days after the closing of the sale of the convertible notes, which we refer to as the Closing, file a Shelf Registration Statement with the SEC with respect to resales of the convertible notes and the common stock issuable upon conversion thereof, (ii) we will use our reasonable best efforts to cause such Shelf Registration Statement to be declared effective by the SEC within 180 days after the Closing, and (iii) we will use our reasonable best efforts to keep such Shelf Registration Statement continuously effective under the Securities Act until, subject to certain exceptions specified in the registration rights agreement, the second anniversary of the date of the Closing.

     We will be permitted to suspend use of the prospectus that is part of the Shelf Registration Statement during certain periods of time and in certain circumstances relating to pending corporate developments and public filings with the SEC and similar events. If (a) we fail to file the Shelf Registration Statement required by the registration rights agreement on or before 90 days after the Closing, (b) such Shelf Registration Statement is not declared effective by the SEC on or prior to 180 days after the Closing, which we refer to as the "Effectiveness Target Date," or (c) the Shelf Registration Statement is effective but thereafter ceases to be effective or usable for more than 60 days in the aggregate during any 12-month period in connection with resales of Transfer Restricted Securities (as defined below) during the periods specified in the registration rights agreement, then we will pay special interest to each holder of Transfer Restricted Securities as further described below. Each of the events specified in clauses (a) through (c) in the preceding sentence is referred to as a Registration Default. With respect to the first 90 consecutive-day period immediately following the occurrence of such Registration Default, we will pay an amount equal to an increase in the annual interest on the convertible notes of 0.25% and with respect to each subsequent 90 consecutive-day period, we will pay additional amounts equal to an increase in the annual interest rate on the convertible notes of 0.25% until all Registration Defaults have been cured up to a maximum increase in the annual rate of interest on the convertible notes equal to 1.0%. All accrued special interest will be paid by us on each subsequent interest payment date in cash. Such payment will be made to the holder of the Global Notes by wire transfer of immediately available funds or by federal funds check and to holders of Certified Notes, if any, by wire transfer to the accounts specified by them to the extent permitted under the indenture or by mailing checks to their registered addresses if no such accounts have been specified by them. Following the cure of all Registration Defaults, the accrual of special interest will cease.

     For purposes of the foregoing, "Transfer Restricted Securities" means each convertible note and the common stock issuable upon conversion thereof until (i) the date on which such convertible note or the common stock issuable upon conversion thereof has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement, (ii) the date on which such convertible note or the common stock issuable upon conversion thereof is distributed to the public pursuant to Rule 144 under the Securities Act (or any similar provision then in effect) or is salable pursuant to Rule 144(k) under the Act or (iii) the date on which such convertible note or the common stock issuable upon conversion thereof ceases to be outstanding.

     Holders of the convertible notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their convertible notes or the common stock issuable upon conversion thereof included in the Shelf Registration Statement and benefit from the provisions regarding special interest set forth above.

     We will provide to each holder of convertible notes, or the common stock issuable upon conversion thereof, who is named in the prospectus, copies of the prospectus which is a part of such Shelf Registration Statement, notify each such holder when such Shelf Registration Statement for the convertible notes or the common stock issuable upon conversion thereof has become effective and take certain other actions as required to permit unrestricted resales of the convertible notes or the common stock issuable upon conversion thereof. A holder of the convertible notes or the common stock issuable upon conversion thereof that sells such securities pursuant to a Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder, including certain indemnification and contribution rights and obligations.

     Upon the initial sale of convertible notes or common stock issuable upon conversion thereof, each selling holder will be required to deliver a notice of such sale to the trustee and us. The notice will, among other things, identify the sale as a transfer pursuant to the Shelf Registration Statement, certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with, and certify that the selling holder and the aggregate principal amount of securities owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK


     Our authorized capital stock consists of 700,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of November 30, 2000, we had 108,078,898 shares of common stock outstanding held by 569 stockholders of record.


COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held on matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive their proportionate share of any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the preferential rights of any outstanding preferred stock. The common stock has no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     Our board of directors will be authorized to issue shares of preferred stock in one or more series without stockholder approval. The board will have discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

     The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The board's ability to issue preferred stock will provide desirable flexibility in connection with possible acquisitions and other corporate purposes and could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. We have no present plans to issue any shares of preferred stock.

DELAWARE LAW AND OUR CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.


     Our certificate of incorporation and by-laws provide:


     - That the board of directors be divided into three classes, as nearly equal in size as possible, with no class having more than one director more than any other class, with staggered three-year terms;

     - That directors may be removed only for cause by the vote of the holders of at least 66% of the shares of our capital stock entitled to vote; and

     - That any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

     The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, us.

     The certificate of incorporation and by-laws also provide that;

     - Any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

     - Special meetings of the stockholders may only be called by the chairman of the board of directors, the president, or by the board of directors. Our by-laws will also provide that, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us.

     These provisions could delay until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders meeting, and not by written consent.

     Delaware law provides that the vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the vote of the holders of at least 75% of the shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our certificate of incorporation. Generally, our by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. Changes to our by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, and the election, removal and classification of members of the board of directors require the vote of the holders of at least 75% of the shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be then outstanding.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation provides that our directors and officers shall be indemnified by us except to the extent prohibited by Delaware law. This indemnification covers all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or to our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe.

                            SELLING SECURITYHOLDERS

     We originally sold the convertible notes on June 20, 2000 to Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and Thomas Weisel Partners LLC. The initial purchasers of the convertible notes have advised us that the convertible notes were resold in transactions exempt from the registration requirements of the Securities Act to (1) "qualified institutional buyers," as defined in Rule 144A of the Securities Act, and (2) a limited number of accredited investors in transactions exempt from registration under the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the convertible notes and/or shares of the common stock issuable upon conversion of the convertible notes pursuant to this prospectus.

     The convertible notes and the shares of common stock issuable upon conversion of the convertible notes are being registered in accordance with the registration rights agreement. Pursuant to the registration rights agreement, we are required to file a registration statement with regard to the convertible notes and the shares of our common stock issuable upon conversion of the convertible notes and to keep the registration statement effective until the earlier of:

     (1) the sale of all the securities registered pursuant to the registration rights agreement and

     (2) the expiration of the holding period applicable to these securities under Rule 144(k) under the Securities Act or any successor provision.

     The selling securityholders may choose to sell convertible notes and/or the shares of common stock issuable upon conversion of the convertible notes from time to time. See "Plan of Distribution."

     The following table sets forth:

     (1) the name of each selling securityholder who has provided us with notice as of the date of this prospectus pursuant to the registration rights agreement that they may intend to sell or otherwise dispose of convertible notes and/or shares of common stock issuable upon conversion of the convertible notes pursuant to the registration statement,

     (2) the principal amount of convertible notes and the number of shares of our common stock issuable upon conversion of the convertible notes which they may sell from time to time pursuant to the registration statement, and

     (3) the amount of outstanding convertible notes and our common stock beneficially owned by the selling securityholder prior to the offering, assuming no conversion of the convertible notes.

     To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates, during the three years prior to the date of this prospectus.

     A selling securityholder may offer all or some portion of the convertible notes and shares of the common stock issuable upon conversion of the convertible notes. Accordingly, no estimate can be given as to the amount or percentage of convertible notes or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their convertible notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

     The information contained under the column heading "Shares That May be Sold" represents shares issuable upon conversion of the principal amount of convertible notes listed and assumes conversion of the full amount of the convertible notes at the initial rate of $115.47 in principal amount of the convertible notes per share of the common stock. The name "Unknown" represents the remaining selling securityholders. We are unable to provide the names of these securityholders because certain of these convertible notes are currently evidenced by a global convertible note which has been deposited with DTC and registered in the name of Cede & Co. as DTC's nominee.


                                        AMOUNT OF 5 1/2%    AMOUNT OF 5 1/2%
                                           CONVERTIBLE      CONVERTIBLE NOTES                 SHARES OF COMMON
                                         NOTES THAT MAY       OWNED BEFORE      SHARES THAT     STOCK OWNED
NAME                                         BE SOLD            OFFERING        MAY BE SOLD   BEFORE OFFERING
----                                    -----------------   -----------------   -----------   ----------------

AIG/National Union Fire Insurance.....    $    575,000        $    575,000           4,980             0
AIG SoundShore Opportunity Holding
  Fund Ltd. ..........................       5,250,000           5,250,000          45,466             0
AIG SoundShore Strategic Holding Fund
  Ltd. ...............................       4,750,000           4,750,000          41,136             0
Alexandra Global Investment Fund I
  Ltd.................................       4,000,000           4,000,000          34,641             0
Allstate Insurance Company............       1,600,000           1,600,000          13,856             0
Alta Partners Holdings, LDC...........       7,000,000           7,000,000          60,622             0
Argent Classic Convertible Arbitrage
  Fund (Bermuda) L.P. ................       2,000,000           2,000,000          17,321             0
Bank Austria Cayman Island, Ltd.......       3,000,000           3,000,000          25,981             0
Canyon Capital Arbitrage Master Fund,
  Ltd. ...............................       1,000,000           1,000,000           8,660             0
Canyon Value Realization (Cayman)
  Ltd. ...............................       7,800,000           7,800,000          67,550             0
Capital Markets Transactions, Inc. ...       2,000,000           2,000,000          17,321             0
Chrysler Corporation Master Retirement
  Trust...............................       2,680,000           2,680,000          23,209             0
CIBC World Markets....................      10,000,000          10,000,000          86,603             0
Clinton Riverside Convertible
  Portfolio Limited...................       3,500,000           3,500,000          30,311             0
Deephaven Domestic Convertible Trading
  Ltd. ...............................       5,000,000           5,000,000          43,301             0
Delaware PERS.........................       1,825,000           1,825,000          15,805             0
Delphi Financial Group, Inc. .........         300,000             300,000           2,598             0
Deutsche Bank Securities Inc. ........      72,549,000          72,549,000         628,293             0
Donaldson, Lufkin & Jenrette
  Securities Corp. ...................       1,125,000           1,125,000           9,743             0
Goldman Sachs and Company.............       8,600,000           8,600,000          74,478             0
Hull Overseas Ltd. ...................         500,000             500,000           4,330             0
IBM Retirement Plan...................         250,000             250,000           2,165             0
ICI American Holdings Trust...........         975,000             975,000           8,444             0
Island Holdings.......................          35,000              35,000             303             0
JMG Capital Partners, LP..............       3,250,000           3,250,000          28,146             0
JMG Triton Offshore Fund, Ltd. .......      13,250,000          13,250,000         114,748             0
J.M. Hull Associates, L.P. ...........         500,000             500,000           4,330             0

                                        AMOUNT OF 5 1/2%    AMOUNT OF 5 1/2%
                                           CONVERTIBLE      CONVERTIBLE NOTES                 SHARES OF COMMON
                                         NOTES THAT MAY       OWNED BEFORE      SHARES THAT     STOCK OWNED
NAME                                         BE SOLD            OFFERING        MAY BE SOLD   BEFORE OFFERING
----                                    -----------------   -----------------   -----------   ----------------
KBC Financial Products USA Inc. ......       2,750,000           2,750,000          23,816             0
Lehman Brothers International
  (Europe)............................       2,000,000           2,000,000          17,321             0
Massachusetts Mutual Life Insurance
  Company.............................       4,475,000           4,475,000          38,755           100
MassMutual Corporate Investors........       1,525,000           1,525,000          13,207             0
Morgan Stanley & Co. .................      15,000,000          15,000,000         129,904             0
Motion Picture Industry Health Plan --
  Active Member Fund..................         320,000             320,000           2,771             0
Motion Picture Industry Health Plan --
  Retiree Member Fund.................         155,000             155,000           1,342             0
Nalco Chemical Company................         225,000             225,000           1,949             0
OCM Convertible Limited Partnership...          80,000              80,000             693             0
OCM Convertible Limited Trust.........       1,185,000           1,185,000          10,262             0
R(2) Investments, LDC.................       5,000,000           5,000,000          43,301             0
Robertson Stephens....................      10,000,000          10,000,000          86,603             0
Sagamore Hill Hub Fund, Ltd. .........       5,000,000           5,000,000          43,301             0
San Diego County Employee's Retirement
  Association.........................         250,000             250,000           2,165             0
Starvest Combined Portfolio...........         700,000             700,000           6,062             0
State Employees' Retirement Fund of
  the State of Delaware...............       1,355,000           1,355,000          11,735             0
State of Connecticut Combined
  Investment Funds....................       2,995,000           2,995,000          25,937             0
State of Oregon -- Equity.............       5,900,000           5,900,000          51,096             0
Value Realization Fund, LP............       6,000,000           6,000,000          51,962             0
Value Realization Fund B, LP..........         300,000             300,000           2,598             0
Vanguard Convertible Securities Fund,
  Inc. ...............................       3,330,000           3,330,000          28,839             0
Zeneca Holdings Trust.................         750,000             750,000           6,495             0
Zurich HFR Master Hedge Index Ltd. ...         600,000             600,000           5,196             0
Unknown...............................      66,791,000          66,791,000         578,426             0


---------------

     If, after the date of this prospectus, a securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of convertible notes pursuant to the registration statement, we may supplement this prospectus to include that information.

       SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the convertible notes and the common stock into which the convertible notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury Regulations promulgated or proposed thereunder, or the Treasury Regulations, juridical authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary applies to you only if you hold the notes and common stock as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

     - a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company,

     - a broker or dealer in securities or foreign currency,

     - a person that has a functional currency other than the U.S. dollar,

     - a person who acquires the convertible notes or common stock in connection with your employment or other performance of services,

     - a partnership or other flow through entity

     - a subchapter S corporation

     - a person subject to alternative minimum tax,

     - a person who owns the convertible notes or common stock as part of a straddle, hedging transaction, conversion transaction or constructive sale transaction,

     - a tax-exempt entity, or

     - an expatriate.

     In addition, the following summary does not address all possible tax consequences. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences. For all these reasons, we urge you to consult with your tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of the convertible notes and common stock. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

     INVESTORS CONSIDERING THE PURCHASE OF CONVERTIBLE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

     As explained below, the federal income tax consequences of acquiring, owning and disposing of the convertible notes and common stock depend on whether or not you are a U.S. holder. For purposes of this summary, you are a U.S. holder if you are a beneficial owner of the convertible notes or common stock and for federal income tax purposes are:

     - a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws,

     - a corporation, partnership or other entity treated as a corporation or partnership for federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations,

     - an estate the income of which is subject to federal income taxation regardless of its source, or

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, and if your status as a U.S. holder is not overridden under the provisions of an applicable tax treaty. Conversely, you are a "Non-U.S. holder" if you are a beneficial owner of the convertible notes or common stock and are not a U.S. holder.

IN GENERAL

     We have treated the notes as indebtedness for federal income tax purposes. This summary assumes that the IRS will respect this classification.

  PAYMENT OF INTEREST

     All of the notes bear interest at a stated fixed rate. You must generally include this stated interest in your gross income as ordinary interest income:

     - when you receive it, if you use the cash method of accounting for federal income tax purposes, or

     - when it accrues, if you use the accrual method of accounting for federal income tax purposes.

Purchase price for a note that is allocable to prior accrued stated interest may be treated as offsetting a portion of the interest income from the next scheduled stated interest payment on the note.

     Under Treasury Regulations, the possibility of an additional payment under a convertible note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date of the convertible notes are issued, is remote, or subject to an incidental contingency. We are obligated to pay special interest to holders of the convertible notes in certain circumstances described under "Description of Convertible Notes-Registration Rights." We believe that any such payment should be treated as subject to an "incidental contingency" for purposes of the original issue discount rules because the amount of such payments, if required to be made, is expected to be insignificant relative to the total expected amount of remaining payments on the convertible notes. Accordingly, any such amounts should be taxable to holders as payments of interest. Accordingly, we believe that the convertible notes do not have original issue discount. Our determination that such payment is subject to an incidental contingency is binding on you, unless you disclose in the manner required by applicable Treasury Regulations that your determination is different than ours. Our determination is not, however, binding on the IRS. In the event this contingency occurs, it would affect the amount and timing of the income that you must recognize.

  AMORTIZABLE BOND PREMIUM ON THE CONVERTIBLE NOTES

     If you acquire a convertible note and your adjusted tax basis in the convertible note upon acquisition is greater than its principal amount, then you will be treated as having acquired that note with bond premium equal to the excess. Amortizable bond premium, however, will not include any premium attributable to the value of the convertible note's conversion feature. You generally may elect to amortize this bond premium over the remaining term of the convertible note on a constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the convertible note for that year. If you do not make the election, your bond premium on a convertible note will decrease the gain or increase the loss that you otherwise recognize on the convertible note's disposition. Any election to amortize bond premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire. You may not revoke an election to amortize bond premium without the consent of the IRS. We urge you to consult with your tax advisor regarding this election.

  MARKET DISCOUNT ON THE CONVERTIBLE NOTES

     If you acquire a convertible note and your adjusted tax basis upon acquisition is less than its principal amount, then you will be treated as having acquired that note at a market discount equal to the difference. The foregoing does not apply if the amount of the market discount is less than the de minimis amount specified under the Code. Under the market discount rules, you will be required to treat any gain on the sale, exchange, redemption, retirement or other taxable disposition of a convertible note, or any appreciation in a convertible note in the case of a nontaxable disposition, such as a gift, as ordinary income to the extent of the market discount that has not previously been included in income and that is treated as having accrued on such note at the time of such payment or disposition. In addition, you may be required to defer, until the maturity of the convertible note or earlier taxable disposition, the deduction of all or a portion of interest expense on any indebtedness incurred or continued to purchase or carry the convertible note.

     Any market discount will be considered to accrue evenly during the period from the day after your acquisition to the maturity date of the convertible note, unless you elect to accrue the market discount on a constant yield method. You may also elect to include market discount in income currently as it accrues, on either an even or constant yield method. In that event, your basis in the convertible note will increase by the amounts you so include in your income. If you make this election, the rules described above regarding ordinary income on dispositions and deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies. You may not revoke a market discount election without the consent of the IRS. We urge you to consult with your tax advisor regarding these market discount elections.

     You should consult your own tax advisors concerning the existence of, and tax consequences of, market discount and amortizable bond premium.

  SALE, EXCHANGE OR REDEMPTION OF THE CONVERTIBLE NOTES

     Generally, upon the sale, exchange or redemption of a convertible note, you will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued and unpaid interest income, which is taxable as ordinary income) and (ii) your adjusted tax basis in the convertible note. Your adjusted tax basis in a convertible note generally will equal your acquisition cost of the convertible note after reduction for amounts allocated to prior accrued stated interest, increased by any market discount included in your income, and reduced by any bond premium you amortized and principal payments you received. Subject to the market discount rules described above, such capital gain or loss will be long-term if your holding period is more than 12 months and will be short-term if your holding period is equal to or less than 12 months. In general, for individuals, long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%.

  CONSTRUCTIVE DIVIDENDS ON CONVERTIBLE NOTES

     Under Treasury Regulations, an adjustment in the conversion price, or the failure to make such an adjustment, may, under particular circumstances, be treated as a constructive taxable dividend to the extent of our current or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of your interest as a holder of the convertible notes generally will not be considered to result in a constructive distribution of stock where the adjustment does not compensate you for taxable distributions to other stockholders. However, if at any time

     (i) we make a distribution of cash or property to our stockholders or a purchase of common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion price (as defined in the indenture) of the convertible notes is reduced,

     (ii) the conversion price is reduced pursuant to a formula that is not a bona fide reasonable adjustment formula, or

     (iii) the conversion price of the convertible notes is reduced at our discretion, such reduction in conversion price may be deemed to be the payment of a taxable dividend to you as a holder of the convertible notes (pursuant to Section 305 of the Code). You could therefore have taxable income as a result of an event pursuant to which you received no cash or property. Your tax basis in a convertible note, however, generally will be increased by the amount of any constructive dividend included in your income.

  CONVERSION OF THE CONVERTIBLE NOTES

     Generally, you will not recognize any income, gain or loss upon conversion of your convertible notes into common stock, except with respect to cash received in lieu of a fractional share of common stock. Your tax basis in the common stock received on conversion of your convertible notes will be the same as your adjusted tax basis in the convertible notes at the time of conversion (reduced by any basis allocable to a fractional share interest), and your holding period for the common stock received on conversion will generally include your holding period of the convertible note converted.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in gain or loss (measured by the difference between the cash you receive for the fractional share and your adjusted tax basis in the fractional share). Any gain would be ordinary income to the extent of any accrued market discount on your notes that you have not previously included in your income, and otherwise would be capital gain. Any accrued market discount not previously included in income as of the date of the conversion of the notes will carry over to the common stock received on conversion and will give rise to ordinary income upon the subsequent disposition of that stock.

  DIVIDENDS ON COMMON STOCK

     The amount of any distribution by us on the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as follows:

     - first as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits,

     - next as a nontaxable return of capital that reduces your basis in the stock dollar-for-dollar until the basis has been reduced to zero, and

     - finally as gain from the sale or exchange of the stock.

     In general, if you are a corporate U.S. holder, you will qualify for the 70% dividends received deduction if you own less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). If you are a corporate U.S. holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock) generally you will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

     A failure to fully adjust the conversion price of the convertible notes to reflect a stock dividend or other event increasing the proportionate interest of holders of common stock in our earnings and profits or assets could, in some circumstances, be deemed to result in the payment of a taxable dividend to holders of common stock.

  SALE OF COMMON STOCK

     Subject to the market discount rules discussed above, your sale or other taxable disposition of common stock will generally result in capital gain or loss equal to the difference between the amount of cash or property you receive and your adjusted tax basis in the stock. Such capital gain or loss will be long-term if your holding period is more than 12 months and will be short-term if your holding period is equal to or less than 12 months. In general, for individuals, long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%. Your basis and holding period in common stock received upon conversion of a convertible note are determined as discussed above under "-- Conversion of the Convertible Notes."

  INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to payment of principal, premium, if any, and interest on a convertible note, payments of dividends on common stock, payments of the proceeds of the sale of a convertible note and payments of the proceeds of the sale of common stock to certain noncorporate U.S. holders. You may be subject to back up withholding at a 31% rate when you receive interest and dividends with respect to the convertible notes or common stock, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the convertible notes or common stock. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

     - your correct taxpayer identification number, and

     - a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category,
       (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS.

     Unless you have established on a properly executed IRS Form W-9 or substantially similar form that you are a corporation or come within another enumerated exempt category, interest, dividend and other payments on the convertible notes or common stock paid to you during the calendar year, and the amount of tax withheld, if any, will be reported to you and to the IRS. Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

  OUR DEDUCTIONS FOR INTEREST ON THE CONVERTIBLE NOTES

     Under Section 279 of the Code, deductions otherwise allowable to a corporation for interest may be reduced or eliminated in the case of corporate acquisition indebtedness. This is defined generally to include subordinated convertible debt issued to provide consideration for the acquisition of stock or a substantial portion of the assets of another corporation, if either (i) the acquiring corporation has a debt to equity ratio that exceeds 2 to 1 or (ii) the projected earnings of the corporation (the average annual earnings for the three-year period ending on the test date) do not exceed three times the annual interest costs of the corporation. Our deductions for interest on the convertible notes could be reduced or eliminated if the convertible notes meet the definition of corporate acquisition indebtedness in the year of issue. Also, the convertible notes could become corporate acquisition indebtedness in a subsequent year if we initially meet the debt/equity ratio and earnings coverage tests, but later fail them in a year during which we issue additional indebtedness for corporate acquisitions. Our ability to deduct all of the interest payable on the convertible notes will depend on the application of the foregoing tests to us. The availability of an interest deduction with respect to the convertible notes was not determinative in our issuance of the convertible notes.

     Under Section 163(l) of the Code, no deduction is permitted for interest paid or accrued or any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the convertible notes will be adversely affected by these rules.

NON-UNITED STATES HOLDERS

     As used herein, the term "Non-U.S. holder" means any beneficial owner of a convertible note or common stock that is not a U.S. holder.

  PAYMENT OF INTEREST

     Generally, if you are a Non U.S. holder, interest income that is not effectively connected with a United States trade or business will not be subject to a U.S. withholding tax under the "portfolio interest exemption" provided that you

     (i) do not actually or constructively own (pursuant to the conversion feature of the convertible notes or otherwise) 10% or more of the combined voting power of all of our classes of stock entitled to vote,

     (ii) are not a controlled foreign corporation related to us actually or constructively through stock ownership,

     (iii) are not a bank which acquired the convertible notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business, and

     (iv) either (a) you provide a Form W-8BEN (or a suitable substitution form) signed under penalties of perjury that includes your name and address and certifies as to your non-United States status, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (or a suitable substitute) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

     Interest on convertible notes not exempted from U.S. withholding tax as described above generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. We may be required to report annually to the IRS and to each Non-U.S. holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. holder.

     Except to the extent that an applicable treaty otherwise provides, generally you will be taxed in the same manner as a U.S. holder with respect to interest if the interest income is effectively connected with your conduct of a United States trade or business. If you are a corporate Non-U.S. holder, you may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if you deliver a properly executed IRS Form W-8ECI to the payor.

  SALE, EXCHANGE OR REDEMPTION OF THE CONVERTIBLE NOTES

     If you are a Non-U.S. holder of a convertible note generally you will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the convertible note (including the receipt of cash in lieu of fractional shares upon conversion of a convertible note into common stock) unless

          (1) the gain is effectively connected with your conduct of a United States trade or business,

          (2) you are an individual and are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met, or

          (3) you are subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

  CONVERSION OF THE CONVERTIBLE NOTES

     In general, if you are a Non-U.S. holder no United States federal income tax or withholding tax will be imposed upon the conversion of a convertible note into common stock except with respect to your receipt of cash in lieu of fractional shares upon conversion of a convertible note where any of the conditions described above under "Non-United States Holders -- Sales, Exchange or Redemption of the Convertible Notes" is satisfied.

  SALE OR EXCHANGE OF COMMON STOCK

     As a Non-U.S. holder generally you will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless any of the conditions described above under "Non-United States
Holder -- Sale, Exchange or Redemption of the Convertible Notes" is satisfied.

  DIVIDENDS

     If you are a Non-U.S. holder, you will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty) on distributions by us with respect to the common stock that are treated as dividends paid (or dividends deemed paid on the convertible notes or common stock, as described above under "United States Holders -- Constructive Dividends on Convertible Notes" and "United States Holders -- Dividends on Common Stock") (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by you and are taxable as described below). Except to the extent that an applicable tax treaty otherwise provides, generally you will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade or business in the United States. If you are a foreign corporation, you may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified on an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if you deliver IRS Form W-8ECI to the payor.

     Under currently applicable Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above, and for purposes of determining the applicability of a tax treaty rate. Under Treasury Regulations applicable for payments made after December 31, 2000, however, if you are a Non-U.S. holder of common stock and wish to claim the benefit of an applicable treaty rate you will be required to satisfy certain certification requirements.

  DEATH OF A NON-UNITED STATES HOLDER

     If you are an individual who is not a citizen or resident of the United States and you hold a convertible note at the time of your death, it will not be includable in your gross estate for United States estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such convertible note would not have been effectively connected with your conduct of a trade or business within the United States.

     Common stock actually or beneficially held by you at the time of your death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

  INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     If you are a Non-U.S. holder, United States information reporting requirements and backup withholding tax will not apply to payments of interest on a convertible note if you provide the statement described in "Non-United States Holders -- Payment of Interest," provided that the payor does not have actual knowledge that you are a United States person.

     Information reporting will not apply to any payment of the proceeds of the sale of a convertible note, or any payment of the proceeds of the sale of common stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker

          (i) is a United States person,

          (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or

          (iii) is a controlled foreign corporation for United States federal income tax purposes.

     Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii) or (iii) of the preceding sentence will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless you provide the statement described in "Non-United States Holders -- Payment of Interest" or otherwise establish an exemption.

     If paid to an address outside the United States, dividends on common stock held by you as a Non-U.S. holder will generally not be subject to the information reporting and backup withholding requirements described in this section. However, under recently issued Treasury Regulations, dividend payments made after December 31, 2000 will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

     Treasury regulations that apply to payments made after December 31, 2000 will modify current information reporting and backup withholding procedures and requirements. These regulations provide certain presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payer. For payments made after December 31, 2000, holders must provide certification, if applicable, that conforms to the requirements of the regulations, subject to certain transitional rules permitting certification in accordance with current Treasury regulations until December 31, 2000. Holders of a convertible note or common stock should consult with their tax advisors regarding the application of the backup withholding rules to their particular situation, the availability of an exemption, the procedure for obtaining any available exemption and the impact of these new regulations on payments made with respect to convertible notes or common stock after December 31, 2000.

UNITED STATES REAL PROPERTY HOLDING CORPORATIONS

     The discussion of the United States taxation of Non-U.S. holders of convertible notes and common stock assumes that we are at no time a United States real property holding corporation within the meaning of Section 897(c) of the Code. Under present law, we would not be a United States real property holding corporation so long as (a) the fair market value of our United States real property interests is less than

(b) 50% of the sum of the fair market value of our United States real property interests, our interests in real property located outside the United States, and our other assets which are used or held for use in a trade or business. We believe that we are not a United States real property holding corporation and do not expect to become such a corporation. If we become a United States real property holding corporation, gain recognized by you as a Non-U.S. holder on a disposition of convertible notes or common stock would be subject to United States federal income tax unless

          (i) our common stock is "regularly traded on an established securities market" within the meaning of the Code and

          (ii) either (A) you do not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the common stock, or (B) in the case of a disposition of convertible notes, you do not own, actually or constructively, convertible notes which, as of any date on which you acquired convertible notes, had a fair market value greater than that of 5% of the common stock.

                              PLAN OF DISTRIBUTION

     We are registering the convertible notes and the shares of our common stock issuable upon conversion of the convertible notes to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the convertible notes and the shares of our common stock issuable upon conversion of the convertible notes covered by this prospectus.

     We will not receive any of the proceeds from the offering of the convertible notes or the shares of our common stock issuable upon conversion of the convertible notes by the selling securityholders. The convertible notes and shares of common stock issuable upon conversion of the convertible notes may be sold from time to time directly by any selling securityholder or, alternatively, through underwriters, broker-dealers or agents. If convertible notes or shares of common stock issuable upon conversion of the convertible notes are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

     The convertible notes or shares of common stock issuable upon conversion of the convertible notes may be sold:

     - in one or more transactions at fixed prices,

     - at prevailing market prices at the time of sale,

     - at varying prices determined at the time of sale or

     - at negotiated prices.

     Such sales may be effected in transactions, which may involve block trades or transactions in which the broker acts as agent for the seller and the buyer:

     - on any national securities exchange or quotation service on which the convertible notes or shares of common stock issuable upon conversion of the convertible notes may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions otherwise than on a national securities exchange or quotation service or in the over-the-counter market or

     - through the writing of options.

     In connection with sales of the convertible notes or shares of common stock issuable upon conversion of the convertible notes or otherwise, any selling securityholder may:

     - enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the convertible notes or shares of common stock issuable upon conversion of the convertible notes in the course of hedging the positions they assume,

     - sell short and deliver convertible notes or shares of common stock issuable upon conversion of the convertible notes to close out the short positions or

     - loan or pledge convertible notes or shares of common stock issuable upon conversion of the convertible notes to broker-dealers that in turn may sell the securities.

     The outstanding common stock is publicly traded on the Nasdaq National Market. The initial purchasers of the convertible notes have advised us that certain of the initial purchasers are making and currently intend to continue making a market in the convertible notes; however, they are not obligated to do so and any market-making of this type may be discontinued at any time without notice, in the sole discretion of the initial purchasers. We do not intend to apply for listing of the convertible notes on Nasdaq or any securities exchange. Accordingly, we cannot ensure that any trading market will develop or have any liquidity.

     The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the convertible notes or the shares of common stock issuable upon conversion of the convertible notes may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the convertible notes or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A, Regulation S or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A, Regulation S or any of the other available exemptions rather than pursuant to this prospectus.

     There is no assurance that any selling securityholder will sell any or all of the convertible notes or shares of common stock issuable upon conversion of the convertible notes described in this prospectus, and any selling securityholder may transfer, devise or gift the securities by other means not described in this prospectus.

     We originally sold the convertible notes to the initial purchasers in June 2000 in a private placement. We agreed to indemnify and hold the initial purchasers of the convertible notes harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the convertible notes by the initial purchasers. The registration rights agreement provides for us and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

     We agreed pursuant to the registration rights agreement to use our best efforts to cause the registration statement to which this prospectus relates to become effective as promptly as is practicable and to keep the registration statement effective until the earlier of:

     1. the sale of all the securities registered pursuant to the registration rights agreement and

     2. the expiration of the holding period applicable to the securities under Rule 144(k) under the Securities Act or any successor provision.

     The registration rights agreement provides that we may suspend the use of this prospectus in connection with sales of convertible notes and shares of common stock issuable upon conversion of the convertible notes by holders for a period not to exceed an aggregate of 60 days in any 365 day period, under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. We will bear the expenses of preparing and filing the registration statement and all post-effective amendments.

                                 LEGAL MATTERS

     The validity of the convertible notes and shares of common stock issuable upon conversion of the convertible notes were passed upon for us by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS


     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Akamai Technologies, Inc. for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts on auditing and accounting.



     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of InterVU Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The consolidated financial statements of InterVU Inc. are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The financial statements of Network24 Communications, Inc. as of December 31, 1999 and 1998 and for each of the two years ended December 31, 1999 incorporated in this Prospectus by reference to the Current Reports on Form 8-K have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts on auditing and accounting.


                             ADDITIONAL INFORMATION


     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the convertible notes and the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the convertible notes and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement, including exhibits, may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the SEC regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.



     We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file annual and quarterly reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the SEC public reference rooms and the SEC's website referred to above.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC Website at "http://www.sec.gov."

     You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the convertible notes or the common stock issuable upon conversion thereof in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



     The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporated by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares of common stock and convertible notes covered by this prospectus.

     (1) Our Annual Report on Form 10-K for the year ended December 31, 1999;



     (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;



     (3) Our Current Reports on Form 8-K filed on (a) February 8, 2000, as amended on March 3, 2000, (b) May 5, 2000, as amended on May 24, 2000, and (c) June 27, 2000; and



     (4) The description of our common stock contained in our Registration Statement on Form 8-A declared effective on October 28, 1999.



     You may request a copy of these documents, which will be provided to you at no cost, by contacting:



           Akamai Technologies, Inc.


           500 Technology Square


           Cambridge, MA 02139


           Attention: Kathryn Jorden Meyer


           Telephone: (617) 250-3000

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Condensed Financial
  Information...............................................   F-2
Unaudited Pro Forma Combined Condensed Statements of
  Continuing Operations for the Year Ended December 31,
  1999......................................................   F-3
Unaudited Pro Forma Combined Condensed Statements of
  Continuing Operations for the Period Ended September 30,
  2000......................................................   F-4
Notes to Unaudited Pro Forma Combined Condensed Financial
  Information...............................................   F-5

INTERVU INC.
Condensed Consolidated Balance Sheets.......................   F-6
Condensed Consolidated Statements of Operations.............   F-7
Condensed Consolidated Statements of Cash Flows.............   F-8
Notes to Condensed Consolidated Financial Statements........   F-9

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed financial information gives effect to the acquisitions by Akamai of INTERVU and Network24 as if the transactions had occurred on January 1, 1999. These transactions are being accounted for using the purchase method of accounting. The unaudited pro forma combined condensed financial information for the year ended December 31, 1999 combines Akamai's historical statements of continuing operations for the year ended December 31, 1999 with INTERVU's and Network24's historical statements of continuing operations for the year ended December 31, 1999. The unaudited pro forma combined condensed financial information for the nine months ended September 30, 2000 combines Akamai's historical statements of continuing operations for the nine months ended September 30, 2000 with INTERVU's historical statements of continuing operations for the period from January 1, 2000 to April 20, 2000 and Network24's historical statements of continuing operations for the period from January 1, 2000 to February 10, 2000. The pro forma combined condensed financial information is based on continuing operations only and excludes extraordinary items. A pro forma balance sheet has not been presented as the transactions have been reflected in Akamai's September 30, 2000 balance sheet.

     The pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the acquisition had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results of Akamai. The pro forma combined condensed financial information does not give effect to any cost savings or restructuring and integration costs that may result from the integration of Akamai's, INTERVU's and Network24's operations.

     The unaudited pro forma combined condensed financial information should be read in conjunction with the audited financial statements and accompanying notes of Akamai, INTERVU and Network24 included elsewhere in this prospectus.

               UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS
         OF CONTINUING OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999
                     (in thousands, except per share data)

                                               HISTORICAL                       PRO FORMA
                                     -------------------------------   ----------------------------
                                      AKAMAI    NETWORK24   INTERVU    ADJUSTMENTS       COMBINED
                                     --------   ---------   --------   -----------      -----------
Revenue............................  $  3,986    $   735    $11,834     $      --       $    16,555
                                     --------    -------    --------    ---------       -----------
Operating expenses:
  Cost of services.................     9,002        768      5,160            --            14,930
  Engineering and development......    11,749        463     10,094          (169)(3)        22,137
  Sales, general and
     administrative................    29,621      2,270     26,659        (1,725)(3)        56,825
  Amortization of intangible
     assets........................        47         --         86       954,471(2)        954,604
  Charges associated with the NBC
     Strategic Alliance
     Agreement.....................        --         --     17,194            --            17,194
  Equity-related compensation......    10,005         --         --            --            10,005
                                     --------    -------    --------    ---------       -----------
     Total operating expenses......    60,424      3,501     59,193       952,577         1,075,695
                                     --------    -------    --------    ---------       -----------
Operating loss.....................   (56,438)    (2,766)   (47,359)     (952,577)       (1,059,140)
Interest income, net...............     2,269         62      3,968            --             6,299
                                     --------    -------    --------    ---------       -----------
Loss from continuing operations....  $(54,169)   $(2,704)   $(43,391)   $(952,577)      $(1,052,841)
                                     ========    =======    ========    =========       ===========
Loss from continuing operations per
  common share:
  Basis and diluted................  $  (1.80)                                          $    (25.79)
                                     ========                                           ===========
Weighted average number of common
  shares:
  Basis and diluted................    30,177                              10,645(1)         40,822
                                     ========                           =========       ===========

               UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS
        OF CONTINUING OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2000
                     (in thousands, except per share data)

                                                 HISTORICAL                      PRO FORMA
                                      --------------------------------   --------------------------
                                       AKAMAI     NETWORK24   INTERVU    ADJUSTMENTS      COMBINED
                                      ---------   ---------   --------   -----------      ---------
Revenue.............................  $  52,522    $    80    $ 6,606     $      --       $  59,208
                                      ---------    -------    --------    ---------       ---------
Operating expenses:
     Cost of services...............     37,465        241      2,576            --          40,282
     Engineering and development....     38,198        149      5,151            --          43,498
     Sales, general and
       administrative...............    111,072        764     15,707            --         127,543
     Amortization of intangible
       assets.......................    436,780         --         52       274,636(2)      711,468
     Acquired in-process research
       and development..............      1,372         --         --        (1,372)(4)          --
     Equity-related compensation....     21,263         --         --            --          21,263
                                      ---------    -------    --------    ---------       ---------
          Total operating
            expenses................    646,150      1,154     23,486       273,264         944,054
                                      ---------    -------    --------    ---------       ---------
Operating loss......................   (593,628)    (1,074)   (16,880)     (273,264)       (884,846)
Interest income, net................     11,052          6      2,022            --          13,080
                                      ---------    -------    --------    ---------       ---------
Loss before provision for income
  taxes.............................   (582,576)    (1,068)   (14,858)     (273,264)       (871,766)
     Provision for income taxes.....        132         --         --            --             132
                                      ---------    -------    --------    ---------       ---------
Loss from continuing operations.....  $(582,708)   $(1,068)   $(14,858)   $(273,264)      $(871,898)
                                      =========    =======    ========    =========       =========
Loss from continuing operations per
  common share:
     Basis and diluted..............  $   (6.84)                                          $   (9.53)
                                      =========                                           =========
Weighted average number of common
  shares:
     Basic and diluted..............     85,244                               6,254(1)       91,498
                                      =========                           =========       =========

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     On February 10, 2000, Akamai acquired all of the outstanding common and preferred stock of Network24 in exchange for 620,872 shares of Akamai common stock and $12.5 million in cash. Akamai also issued options and warrants exercisable for 195,862 shares of Akamai stock in exchange for all outstanding options and warrants exercisable for Network24 common stock. The value of the acquisition was $203.6 million based on the fair value of the consideration paid plus direct acquisition costs.

     On April 20, 2000, Akamai acquired all of the outstanding common and preferred stock of INTERVU in exchange for 10.0 million shares of Akamai common stock. Akamai also issued options and warrants exercisable for 2.2 million shares of Akamai common stock in exchange for all outstanding options and warrants exercisable for INTERVU common stock. The value of the acquisition was $2.8 billion based on the fair value of the consideration paid plus direct acquisition costs.

     Both acquisitions were accounted for using the purchase method of accounting. The purchase price for the respective acquisitions was allocated as follows:

                                                          INTERVU     NETWORK24
                                                          --------    ---------
                                                               (MILLIONS)
Tangible net assets.....................................  $ 126.1      $  2.7
Intangible assets.......................................  2,657.2       200.9
In-process R&D..........................................      1.4          --
                                                          --------     ------
Total purchase price....................................  $2,784.7     $203.6
                                                          ========     ======

     The intangible assets are being amortized over their estimated useful lives of two to three years.

     The unaudited pro forma combined condensed financial information gives effect to the above acquisitions as if the transactions had taken place on January 1, 1999. INTERVU's and Network24's historical statements of operations for the nine months ended September 30, 2000 reflect the operating activity of INTERVU for the period January 1 through April 20, 2000 and the operating activity of Network24 for the period January 1 through February 10, 2000.

     The following adjustments have been reflected in the unaudited pro forma combined condensed financial information:

     (1) To reflect the shares issued in consideration for the acquisitions. For the period ended September 30, 2000, Akamai's historical weighted average common shares outstanding includes the shares issued in consideration of the acquisitions for the period from the acquisition date to September 30, 2000.

     (2) To eliminate the amortization of historical goodwill and intangible assets previously recorded by INTERVU and to record amortization expense for the intangible assets recorded as a result of the allocation of purchase price of INTERVU and Network24.

     (3) To eliminate equity-related compensation recorded by INTERVU and Network24 which would not have been recorded had the acquisitions taken place on January 1, 1999.

     (4) To eliminate the one-time write-off of in-process research and development acquired in the INTERVU acquisition.

                                  INTERVU INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               MARCH 31     DECEMBER 31
                                                                 2000          1999*
                                                              -----------   -----------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $ 62,735      $ 48,097
  Short-term investments....................................     40,637        66,950
  Accounts receivable, less allowance for doubtful accounts
     of $838 and $788, respectively.........................      3,680         5,373
  Prepaid and other current assets..........................      1,171           925
                                                               --------      --------
          Total current assets..............................    108,223       121,345
Property and equipment, net.................................     17,357        13,858
Other assets................................................      7,789         7,516
                                                               --------      --------
          Total assets:.....................................   $133,369      $142,719
                                                               ========      ========
Current liabilities:
  Accounts payable..........................................   $  5,430      $  2,916
  Accrued liabilities.......................................      2,461           774
  Accrued payroll and other.................................      2,117         2,144
                                                               --------      --------
          Total current liabilities:........................     10,008         5,834
Other long-term liabilities.................................        550           671
Redeemable convertible preferred stock, $0.001 par value:
  Series H, 30,000 shares issued and outstanding at March
     31, 2000 (unaudited) and December 31, 1999,
     respectively...........................................     30,000        30,000
Stockholders' equity:
Convertible preferred stock, $0.001 par value:
  Authorized -- 5,000,000 shares:
  Series G convertible preferred stock,
     Designated -- 1,280,000 shares; Issued and
     outstanding -- 1,280,000 shares at March 31, 2000
     (unaudited) and December 31, 1999, respectively........          1             1
Common stock, $0.001 par value: Authorized -- 45,000,000
  shares; Issued and outstanding -- 15,753,268 shares and
  15,525,821 shares at March 31, 2000 (unaudited) and
  December 31, 1999, respectively...........................         16            15
Additional paid-in capital..................................    204,418       203,823
CNN prepaid advertising.....................................    (18,422)      (20,000)
Deferred compensation.......................................     (6,743)       (8,943)
Accumulated other comprehensive (loss)......................       (190)          (99)
Accumulated deficit.........................................    (86,269)      (68,583)
                                                               --------      --------
          Total stockholders' equity........................     92,811       106,214
                                                               --------      --------
          Total liabilities and stockholders' equity........   $133,369      $142,719
                                                               ========      ========

------------------------

* Derived from audited consolidated financial statements incorporated by reference into this registration statement.


           See notes to condensed consolidated financial statements.

                                  INTERVU INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              FOR THE THREE MONTHS
                                                                 ENDED MARCH 31,
                                                              ---------------------
                                                                2000         1999
                                                              ---------    --------
                                                                   (UNAUDITED)
Revenues....................................................  $  5,015     $ 1,333
Cost of revenues............................................     3,080         544
                                                              --------     -------
Gross margin................................................     1,935         789
Operating expenses:
  Research and development..................................     4,143       1,563
  Sales and marketing.......................................     8,212       2,136
  General and administrative................................     8,438       1,381
  Charges associated with the NBC Strategic Alliance
     Agreement..............................................       489          --
                                                              --------     -------
Total operating expenses....................................    21,282       5,080
                                                              --------     -------
Loss from operations........................................   (19,347)     (4,291)
Interest income.............................................     1,661         334
                                                              --------     -------
Net loss....................................................  $(17,686)    $(3,957)
                                                              ========     =======
Basic and diluted net loss per share........................  $  (1.13)    $ (0.36)
                                                              ========     =======
Shares used in calculating basic and diluted net loss per
  share.....................................................    15,584      11,005

           See notes to condensed consolidated financial statements.

                                  INTERVU INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              FOR THE THREE MONTHS
                                                                 ENDED MARCH 31,
                                                              ---------------------
                                                                2000         1999
                                                              ---------    --------
                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss..................................................  $(17,686)    $(3,957)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Recognition of lapse of NBC's obligation to return
      shares of Series G convertible preferred stock issued
      under the NBC Strategic Alliance Agreement............       489          --
     Amortization of deferred compensation..................     2,200         118
     Depreciation and amortization..........................     3,380         251
  Changes in operating assets and liabilities:
     Accounts receivable, net...............................     1,693        (927)
     Prepaid and other current assets.......................      (246)       (258)
     Accounts payable.......................................     2,514         (98)
     Accrued payroll and other..............................       (27)        (61)
     Other liabilities......................................       876          (5)
                                                              --------     -------
  Net cash used in operating activities.....................    (6,807)     (4,937)
INVESTING ACTIVITIES:
  Purchase of investments...................................    (4,677)     (1,928)
  Proceeds from sale or maturity of investments.............    30,899       4,700
  Purchases of property and equipment.......................    (5,252)     (1,058)
                                                              --------     -------
  Net cash provided by investing activities.................    20,970       1,714
FINANCING ACTIVITIES:
  Issuance of common stock..................................       596         187
  Payment on long-term obligations..........................      (121)         --
                                                              --------     -------
  Net cash provided by financing activities.................       475         187
                                                              --------     -------
Net change in cash and cash equivalents.....................    14,638      (3,036)
Cash and cash equivalents, beginning of period..............    48,097      13,086
                                                              --------     -------
Cash and cash equivalents, end of period....................  $ 62,735     $10,050
                                                              ========     =======

           See notes to condensed consolidated financial statements.

                                  INTERVU INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY AND BASIS OF PRESENTATION

     InterVu Inc. (the "Company" or "INTERVU") was incorporated in Delaware on August 2, 1995 to provide services for the delivery or "streaming" of live and on-demand video and audio content over the Internet. The Company utilizes a distributed network to accelerate the speed and improve the quality of video and audio delivery.

     The accompanying unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 1999 and 2000, together with the related notes are unaudited and reflect all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary for a fair statement of the results of the interim periods. The interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Consequently, these interim financial statements do not include all disclosures normally required by generally accepted accounting principles for annual financial statements. Results for the interim periods are not necessarily indicative of results for the entire fiscal year.

2.  CONTINGENCIES

     The Company is party to certain claims and legal actions arising in the normal course of business. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of all such pending matters will not have a material adverse affect on the Company's financial position or liquidity; however, there can be no assurance that the ultimate resolution of these matters will not have a material impact of the Company's results of operations in any period.

3.  SUBSEQUENT EVENTS

     On April 20, 2000, the Company was acquired by Akamai Technologies, Inc. ("Akamai") and became a wholly-owned subsidiary of Akamai. In the transaction, Akamai acquired all of the outstanding common and preferred stock of the Company in exchange for 10.0 million shares of Akamai common stock. Akamai also issued options and warrants exercisable for 2.2 million shares of Akamai common stock in exchange for all outstanding options and warrants exercisable for INTERVU common stock.

                       [outside back cover of prospectus]

 The following text appears in the center of the outside back cover of the prospectus:

                                 [AKAMAI LOGO]

              \AH.kuh.my\(Hawaiian) adj: 1 : Intelligent, clever.
               2: "Cool." n: 1 Internet content delivery service.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of the convertible notes and common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

SEC registration fee........................................  $ 79,200
NASD filing fee.............................................         0
Nasdaq National Market listing fee..........................         0
Printing and engraving expenses.............................   100,000
Legal fees and expenses.....................................    75,000
Accounting fees and expenses................................    55,500
Blue Sky fees and expenses (including legal fees)...........         0
Transfer agent and registrar fees and expenses..............     5,000
Miscellaneous...............................................     5,300
                                                              --------
          Total.............................................  $320,000
                                                              ========

     The Registrant will bear all expenses shown above.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Article SEVENTH of the Registrant's Amended and Restated Certificate of Incorporation (the "Restated Certificate") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article EIGHTH of the Restated Certificate provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless the Court of Chancery of Delaware determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, unless it is determined that he did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article EIGHTH of the Restated Certificate further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The Registrant has obtained liability insurance for its officers and directors.


ITEM 16.  EXHIBITS.


     (a) Exhibits:


EXHIBIT NO.  DESCRIPTION
-----------  -----------
   **1.1     Purchase Agreement, dated as of June 15, 2000, by and among the Registrant and Donaldson, Lufkin & Jenrette Securities
             Corporation, Morgan Stanley & Co. Incorporated, Salomon
             Smith Barney Inc. and Thomas Weisel Partners LLC.
    *4.1     Specimen common stock certificate.
    *4.2     Fourth Amended and Restated Registration Rights Agreement
             dated September 20, 1999.
   **4.3     Indenture, dated as of June 20, 2000, by and between the
             Registrant and State Street Bank and Trust Company.
   **4.4     5 1/2% Convertible Subordinated Notes due 2007 Registration
             Rights Agreement, dated as of June 20, 2000, by and among
             the Registrant and Donaldson, Lufkin & Jenrette Securities
             Corporation, Morgan Stanley & Co. Incorporated, Salomon
             Smith Barney Inc. and Thomas Weisel Partners LLC.
    +5.1     Opinion of Hale and Dorr LLP.
   +12.1     Computation of Ratio of Earnings to Fixed Charges.
    23.1     Consent of PricewaterhouseCoopers LLP.
    23.2     Consent of PricewaterhouseCoopers LLP.
    23.3     Consent of Ernst & Young LLP, Independent Auditors.
   +23.4     Consent of Hale and Dorr LLP (included in Exhibit 5.1).
   +24.1     Power of Attorney.
   +25.1     Statement of Eligibility of Trustee on Form T-1.
   +27.1     Financial Data Schedule.

---------------
  * Incorporated by reference to the Registrant's Form S-1 (File No. 333-85679), as amended, filed with the Securities and Exchange Commission on August 21, 1999.


 ** Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000.



 + Previously filed.


ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:


          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:



             (i) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.


          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration be means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Restated Certificate of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



     The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant duly certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has caused this Post-effective Amendment No. 1 on Form S-3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts, on this 1st day of December, 2000.


                                          AKAMAI TECHNOLOGIES, INC.

                                          By:   /s/ KATHRYN JORDEN MEYER
                                            ------------------------------------
                                            Kathryn Jorden Meyer
                                            Vice President, General Counsel and
                                              Secretary


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-effective Amendment No. 1 on Form S-3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----

/s/ GEORGE H. CONRADES*                              Chairman and Chief Executive     December 1, 2000
---------------------------------------------------  Officer (Principal Executive
George H. Conrades                                   Officer)

/s/ TIMOTHY WELLER*                                  Chief Financial Officer and      December 1, 2000
---------------------------------------------------  Treasurer (Principal
Timothy Weller                                       Financial Officer)

/s/ KAREN C. STUMCKE*                                Vice President and Chief         December 1, 2000
---------------------------------------------------  Accounting Officer (Principal
Karen C. Stumcke                                     Accounting Officer)

                                                     Director
---------------------------------------------------
Arthur H. Bilger

/s/ TODD A. DAGRES*                                  Director                         December 1, 2000
---------------------------------------------------
Todd A. Dagres

/s/ F. THOMSON LEIGHTON*                             Director                         December 1, 2000
---------------------------------------------------
F. Thomson Leighton

/s/ DANIEL M. LEWIN*                                 Director                         December 1, 2000
---------------------------------------------------
Daniel M. Lewin

/s/ TERRANCE G. MCGUIRE*                             Director                         December 1, 2000
---------------------------------------------------
Terrance G. McGuire

                                                     Director
---------------------------------------------------
Edward W. Scott

*By: /s/ KATHRYN JORDEN MEYER                                                         December 1, 2000
--------------------------------------------------
     Kathryn Jorden Meyer
     Attorney-In-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.  DESCRIPTION
-----------  -----------
  **1.1      Purchase Agreement, dated as of June 15, 2000, by and among the Registrant and Donaldson, Lufkin & Jenrette Securities
             Corporation, Morgan Stanley & Co. Incorporated, Salomon
             Smith Barney Inc. and Thomas Weisel Partners LLC.
   *4.1      Specimen common stock certificate.
   *4.2      Fourth Amended and Restated Registration Rights Agreement
             dated September 20, 1999.
  **4.3      Indenture, dated as of June 20, 2000, by and between the
             Registrant and State Street Bank and Trust Company.
  **4.4      5 1/2% Convertible Subordinated Notes due 2007 Registration
             Rights Agreement, dated as of June 20, 2000, by and among
             the Registrant and Donaldson, Lufkin & Jenrette Securities
             Corporation, Morgan Stanley & Co. Incorporated, Salomon
             Smith Barney Inc. and Thomas Weisel Partners LLC.
   +5.1      Opinion of Hale and Dorr LLP.
  +12.1      Computation of Ratio of Earnings to Fixed Charges.
   23.1      Consent of PricewaterhouseCoopers LLP.
   23.2      Consent of PricewaterhouseCoopers LLP.
   23.3      Consent of Ernst & Young LLP, Independent Auditors.
  +23.4      Consent of Hale and Dorr LLP (included in Exhibit 5.1).
  +24.1      Power of Attorney.
  +25.1      Statement of Eligibility of Trustee on Form T-1.
  +27.1      Financial Data Schedule.


---------------
  * Incorporated by reference to the Registrant's Form S-1 (File No. 333-85679), as amended, filed with the Securities and Exchange Commission on August 21, 1999.


 ** Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2000.



 + Previously filed.